AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28,
2001                                                  REGISTRATION NO. 333-46150

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 2 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                          AAMES FINANCIAL CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

                        DELAWARE                                                 95-4340340
    (State or other jurisdiction of Incorporation or                (I.R.S. Employer Identification No.)
                     Organization)

                       350 SOUTH GRAND AVENUE, 40TH FLOOR
                         LOS ANGELES, CALIFORNIA 90071
                                 (323) 210-5000
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)
                         ------------------------------

                           JOHN F. MADDEN, JR., ESQ.
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                          AAMES FINANCIAL CORPORATION
                       350 SOUTH GRAND AVENUE, 52ND FLOOR
                         LOS ANGELES, CALIFORNIA 90071
                                 (323) 210-5000
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)
                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                   PROPOSED MAXIMUM
                  TITLE OF EACH CLASS OF                          AGGREGATE OFFERING             AMOUNT OF REGISTRATION
               SECURITIES TO BE REGISTERED                             PRICE(2)                            FEE
Subscription Rights(1)....................................                $0                               $0
Series D Convertible Preferred Stock......................          $16,847,194.65                    $15,263.79(3)
Common Stock(4)...........................................                (5)                              (5)

(1) Evidencing the right to subscribe for the Series D Convertible Preferred Stock described below. Pursuant to Rule 457(g), no separate registration fee is required for the subscription rights since they are being registered in the same registration statement as the Series D Convertible Preferred Stock underlying the subscription rights.

(2) Calculated in accordance with Rule 457(o) based on the estimated maximum aggregate offering price of the Series D Convertible Preferred Stock. The Registrant will offer one subscription right for each share of Common Stock outstanding on the record date for the offering. The proposed maximum aggregate offering price stated above is based on the number of shares of Common Stock outstanding on August 9, 1999.

(3) The Registrant previously anticipated a larger offering and calculated, and paid, the registration fee based on the larger offering.

(4) Includes certain preferred stock purchase rights of the Registrant, exercisable upon the occurrence of certain events. See "Description of Capital Stock--Anti-Takeover Provisions" in the Prospectus which constitutes a part of this Registration Statement.

(5) Such indeterminate number of shares of Common Stock as shall be issuable upon the conversion of the Series D Convertible Preferred Stock being registered hereunder. No separate consideration will be received by the Registrant upon conversion of the Series D Convertible Preferred Stock and, accordingly, no additional registration fee is payable pursuant to
    Rule 457(i).
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE TIME UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                         RIGHTS OFFERING
[LOGO]                                                                     PROSPECTUS
Financial Corporation

           19,820,229 SHARES OF SERIES D CONVERTIBLE PREFERRED STOCK
             TO BE ISSUED UPON EXERCISE OF NON-TRANSFERRABLE RIGHTS
                         OF AAMES FINANCIAL CORPORATION

                              THE RIGHTS OFFERING

    You will have the right to buy 2.56 shares of our Series D Convertible Preferred Stock for each share of our Common Stock that you owned on
[            ] [  ], 2001. Your right to buy Series D Convertible Preferred
Stock will expire on            , 2001, if not previously exercised.

                                               PER SHARE          TOTAL

                                                                     Only
holders of

                                               PER SHARE          TOTAL
Subscription Price for all offered shares       $ 0.85        $16,847,194.65

                                                                     Common
Stock will
                                                                     receive
rights in this

                                               PER SHARE          TOTAL
Maximum proceeds to Aames Financial

                                                                     offering.
If you held

                                               PER SHARE          TOTAL
Corporation (before expenses)                   $ 0.85        $16,847,194.65

                                                                     shares of
Preferred Stock
                                                                     on the
Record Date, you
                                                                     will not be
receiving
                                                                     rights for
those shares.

                         THE MARKET FOR OUR SECURITIES

    Our Common Stock is currently listed on the New York Stock Exchange under the symbol "AAM." However, there is a risk that the Common Stock may be delisted by the New York Stock Exchange. The stock that is being offered for sale, the Series D Convertible Preferred Stock, is not listed on any exchange. You will be able to convert any Series D Preferred Stock that you purchase into Common Stock at any time. For a complete description of the Series D Convertible Preferred Stock, see the discussion beginning on page 27.

                            ------------------------

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. PLEASE READ "RISK FACTORS" BEGINNING ON PAGE 9.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                             [        ] [  ], 2001

                               TABLE OF CONTENTS


Prospectus Summary..........................................    2
Risk Factors................................................   10
Where You Can Find More Information.........................   19
A Warning About Forward-Looking Statements..................   20
Aames Financial Corporation.................................   20
The Capital Z Financing.....................................   21
Use of Proceeds.............................................   22
Determination of the Subscription Price.....................   22
The Rights Offering.........................................   22
Description of the Series D Convertible Preferred Stock.....   29
Description of Capital Stock................................   31
Federal Income Tax Consequences.............................   34
Plan of Distribution........................................   36
Legal Matters...............................................   37
Experts.....................................................   37

                               PROSPECTUS SUMMARY



    This section summarizes information found in greater detail elsewhere in this prospectus. Because this is a summary, it does not contain all of the information that may be important to you in making your investment decision. In addition, we urge you to read the entire prospectus carefully, especially the risks of investing in our Series D Convertible Preferred Stock discussed under "Risk Factors," before exercising your subscription rights. We also encourage you to review the financial statements and other information provided in the reports and other documents that we file with the Securities and Exchange Commission, as described under "Where You Can Find More Information."


                          AAMES FINANCIAL CORPORATION

    We are a consumer finance company primarily engaged in the business of originating, purchasing, selling and servicing home equity mortgage loans secured by single family residences. Our principal market is borrowers whose financing needs are not being met by traditional mortgage lenders for a variety of reasons, including the need for specialized loan products or credit histories that may limit the borrowers' access to credit. The residential mortgage loans that we originate and purchase, which include fixed and adjustable rate loans, are generally used by borrowers to consolidate indebtedness or to finance other consumer needs and, to a lesser extent, to purchase homes.


    We originate and purchase loans nationally through our core retail and broker production channels. In recent quarters, we have emphasized our core retail and broker loan production channels and decreased our reliance on correspondent purchases. During the nine months ended March 31, 2001, we originated and purchased $1.7 billion of mortgage loans.



    As a fundamental part of our business and financing strategy, we sell our loans to third party investors in the secondary market. We maximize opportunities in our loan disposition transactions by selling the loans we make and purchase through a combination of securitization transactions and whole loan sales, depending on market conditions, profitability and cash flows. During the nine months ended March 31, 2001, we sold a total of $1.8 billion of mortgage loans, of which $1.1 billion were sold in securitization transactions and $719.0 million were sold in whole loan sales.



    We retained the servicing on the loans sold in securitization transactions prior to the current fiscal year, but sold the servicing rights in securitization transactions in the current fiscal year. We do not retain the servicing on loans that we sell in whole loan sales. At March 31, 2001, we serviced $2.8 billion of mortgage loans, of which $304.6 million were subserviced for others by the Company on an interim basis and approximately $201.1 million were subserviced for us by others.



    We have incurred total net losses of $370.4 million in the two most recent fiscal years and have incurred a net loss of $31.5 million during the nine months ended March 31, 2001. We incurred a $122.4 million net loss for the fiscal year ended June 30, 2000 and we incurred a $248.0 million net loss for the fiscal year ended June 30, 1999. Our results of operations for the nine months ended March 31, 2001 are not necessarily indicative of the results expected for the full fiscal year.



    Our losses resulted in a retained deficit of $368.5 million at March 31, 2001. At June 30, 1998, prior to the net losses we incurred in the nine months ended March 31, 2001 and the 2000 and 1999 fiscal years, we had retained earnings of $54.2 million.



    A large portion of the net losses we suffered during the nine months ended March 31, 2001 and the 2000 and 1999 fiscal years came from write-downs of our "residual assets" and mortgage servicing rights, which are assets related to our securitization transactions. During the nine months ended

March 31, 2001, we wrote down our residual assets by $33.6 million. In the fiscal year ended June 30, 2000, we recorded write-downs on our residual assets and mortgage servicing rights totaling $82.5 million. In the fiscal year ended June 30, 1999, we also wrote down those assets by $194.6 million.


    Our financial condition began to deteriorate late in 1998 when the capital and credit markets were negatively affected by global financial crises. The global financial crises affected us in many ways including:

    - severely restricting our access to revolving credit facilities;

    - precluding our access to public equity and debt markets;

    - reducing our profit on securitizations; and

    - reducing the premiums we received for selling our loans in the whole loan market.

    These conditions affected the entire industry and resulted in several of our direct competitors exiting the marketplace.


    The negative market conditions also impacted assumptions we made about the rate of prepayment of the loans in our securitization transactions, the losses incurred on the loans in our securitization transactions and the appropriate interest rate used to discount cash flows from our securitization transactions. In response to these market conditions and due to refinements made to factors implemented in estimating our assumptions, we changed these assumptions which resulted in a $188.6 million write-down of our residual assets during the year ended June 30, 1999. During the year ended June 30, 2000, we further wrote down our residual interests by an additional $77.5 million primarily due to higher than expected actual credit losses when compared to credit loss assumptions related to our securitization transactions. During the nine months ended
March 31, 2001 , we further wrote down our residual assets by an additional $33.6 million due to higher than expected credit losses when compared to credit loss assumptions used in our securitization transactions.


    Many of these negative conditions still exist in our marketplace and continue to affect us and our competitors. We believe that we have taken important steps to address these issues and return to profitability. However, we cannot guarantee that negative market conditions will not continue to affect us and our profitability. Please read the "Risk Factors" section of this prospectus which begins on page 9.

    We are a Delaware corporation formed in 1991. Our executive offices are located at 350 South Grand Avenue, 40th Floor, Los Angeles, California 90071, and our telephone number is (323) 210-5000.

                            THE CAPITAL Z FINANCING

    In February 1999, Capital Z Financial Services Fund II, L.P. (through Specialty Finance Partners, a partnership majority owned by Capital Z Financial Services Fund II, L.P.) invested $26.7 million in our Series B Convertible Preferred Stock and $48.3 million in our Series C Convertible Preferred Stock. Capital Z Financial Services Fund II, L.P. and Specialty Finance Partners will be described together in this prospectus as Capital Z. In August 1999, Capital Z purchased an additional $25.0 million of our Series C Convertible Preferred Stock. Our Series B Convertible Preferred Stock, our Series C Convertible Preferred Stock and our Series D Convertible Preferred Stock are together described in this prospectus as the Senior Preferred Stock. The
$100.0 million investment by Capital Z between February and August of 1999 is described in this prospectus as the Initial Capital Z Financing.

    As a condition of the Initial Capital Z Financing, the Company offered holders of its Common Stock the rights to purchase shares of Series C Convertible Preferred Stock at the same price per share as was paid by Capital Z in the Initial Capital Z Financing. Capital Z agreed to purchase any unsubscribed shares of Series C Convertible Preferred Stock (up to a total of $25.0 million) that were not purchased by the participants in that offering.

    In October 1999, we sold $4.2 million of shares of Series C Convertible Preferred Stock to participants in the rights offering and Capital Z purchased an additional $20.8 million of shares of Series C Convertible Preferred Stock. The rights offering in October 1999 is described in this prospectus as the 1999 Rights Offering.

    In June 2000, Capital Z agreed to purchase $50.0 million of Series D Convertible Preferred Stock which it completed in July of 2000. The
$50.0 million investment by Capital Z in June 2000 is described in this prospectus as the Subsequent Capital Z Financing. In order to permit the holders of our Common Stock to participate in the financing of Aames Financial Corporation on the same terms as Capital Z in the Subsequent Capital Z Financing, we are making the current offer of shares of Series D Convertible Preferred Stock to all of the holders of our Common Stock at the same price as was paid by Capital Z for the Series D Convertible Preferred Stock. Unlike the 1999 Rights Offering, there is no commitment from Capital Z (or any other entity) to purchase any of the unsubscribed shares of Series D Convertible Preferred Stock being offered.

                              CONTROL BY INSIDERS


    At March 31, 2001, Capital Z's ownership interest entitles it to control 47.2% of our combined voting power in the election of directors and 91.4% of the combined voting power in all other matters. In addition, representatives or nominees of Capital Z hold five of the nine seats on our Board of Directors. As our directors' terms expire, Capital Z has the continuing right to appoint and elect four directors and nominate one additional director. As a result of its ownership interest, Capital Z has, and will continue to have, sufficient power to determine our direction and policies.

                              THE RIGHTS OFFERING

THE SUBSCRIPTION RIGHTS
DISTRIBUTION OF SUBSCRIPTION RIGHTS    We are distributing to each holder of our Common Stock, at no charge, one subscription right for each share of Common
                                       Stock that you owned as of the close of business on
                                       [            ], 2001. The subscription rights will be
                                       evidenced by nontransferable Right Certificates.
SUBSCRIPTION RIGHTS                    Each subscription right entitles you to purchase 2.56 shares of Series D Convertible Preferred Stock for $0.85 per share.
                                       When you "exercise" a subscription right, that means you
                                       choose to purchase the Series D Convertible Preferred Stock that the subscription right entitles you to purchase. You
                                       may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. You may not exercise a partial right; however, you may only purchase whole shares (we will not issue fractional shares) and, if the total number of shares you are entitled to purchase by exercising your rights is not evenly divisible by one, you will be able to either round up or down to the next whole
                                       share. You cannot sell or give your subscription rights to anyone else -- only you can exercise them. Detailed
                                       instructions for exercising your rights are included in this prospectus beginning on page 22.
EXPIRATION DATE; AMENDMENT AND
  TERMINATION                          The subscription rights will expire at 5:00 p.m., New York
                                       City time, on [            ], 2001. We may extend the
                                       expiration date until [            ], 2001 for any reason.
                                       We may amend or terminate the rights offering for any
                                       reason. If we terminate the rights offering, we will
                                       promptly return all subscription payments. We will not pay interest on, or deduct any amounts from, subscription
                                       payments returned if we terminate the rights offering.
                                       Subscription rights that remain unexercised at the
                                       expiration time will expire and will no longer be
                                       exercisable.
TRANSFERABILITY                        You cannot sell or give your subscription rights to any
                                       person.
RISK FACTORS                           The exercise of subscription rights involves certain risks.
                                       Exercising subscription rights means making an additional
                                       equity investment in Aames Financial Corporation and should be carefully considered as you would with any other equity investment. Among other things, you should consider the
                                       risks described under the heading "Risk Factors" beginning on page 9.
RECORD DATE                            [        ] [  ], 2001, at 5:00 p.m., New York City time.
CONDITIONS OF THE RIGHTS OFFERING      If the issuance of the Series D Convertible Preferred Stock in the rights offering triggers the anti-dilution provisions in the Certificate of Incorporation, the closing of the
                                       rights offering will be contingent upon the filing of a
                                       Certificate of Amendment to the Certificate of Incorporation
                                       to eliminate the effect on the conversion ratio of the
                                       various classes of preferred stock outstanding (which was
                                       previously approved by the stockholders).
FEDERAL INCOME TAX CONSEQUENCES        Upon receipt of the subscription rights, you will recognize a dividend, taxable as ordinary income, in an amount equal to the fair market value of the subscription rights
                                       received. You will not

                                       recognize taxable income in connection with the exercise of the subscription rights, although a failure to exercise the subscription rights may result in your realizing a capital loss. You may recognize a gain or loss upon the sale of
                                       shares of Series D Convertible Preferred Stock acquired
                                       through exercise of the subscription right. You will not
                                       recognize taxable income on conversion of the Series D
                                       Convertible Preferred Stock acquired through exercise of the subscription rights. You may recognize a gain or loss upon the sale of shares of Common Stock acquired through
                                       conversion of the Series D Convertible Preferred Stock.

SERIES D CONVERTIBLE
PREFERRED STOCK
CONVERSION                             Each share of Series D Convertible Preferred Stock is
                                       convertible into one share of Common Stock. Each holder of
                                       Series D Convertible Preferred Stock may convert their
                                       shares at any time. All of the Series D Convertible
                                       Preferred Stock are convertible at the direction of the
                                       holder or holders of a majority of the outstanding shares of
                                       Series D Convertible Preferred Stock. Because Capital Z owns a majority of the outstanding shares of Series D Convertible
                                       Preferred Stock, it may unilaterally force the conversion of all shares of the Series D Convertible Preferred Stock at
                                       any time.
DIVIDENDS                              Dividends on the Series D Convertible Preferred Stock will be cumulative and will accrue at an annual rate of 6.5%
                                       (8.125% commencing April 1, 2001) on the $0.85 stated value of each share of Series D Convertible Preferred Stock.
                                       Dividends will be payable quarterly in cash on March 31,
                                       June 30, September 30 and December 31 of each year, except that we may and did elect to accrue and not pay dividends
                                       through March 31, 2001. We will pay dividends on the
                                       Series D Convertible Preferred Stock only if declared by our
                                       Board of Directors out of funds legally available to pay
                                       dividends. Restrictions related to our outstanding public
                                       debt have to date and will continue to preclude us from
                                       paying cash dividends on the Series D Convertible Preferred
                                       Stock and all other shares of our capital stock for the
                                       foreseeable future. As a result of these restrictions, the dividend accrual rate increased to 8.125% beginning on
                                       April 1, 2001 and will continue at that rate until the
                                       Company pays the accrued dividend.
PRIORITY                               The Series D Convertible Preferred Stock ranks senior in
                                       right to dividends and payments upon liquidation to all
                                       classes and series of our Common Stock and preferred stock, except that the Series D Convertible Preferred Stock is
                                       equal in rank to the Series B Convertible Preferred Stock
                                       and the Series C Convertible Preferred Stock.
VOTING                                 The Series D Convertible Preferred Stock votes in all
                                       matters on which the holders of our Common Stock vote on an as-converted basis with the Common Stock, except that the
                                       Series D Convertible Preferred Stock is not be entitled to vote for our directors.

REDEMPTION                             We may redeem all of the outstanding shares of Series D
                                       Convertible Preferred Stock at any time on or after
                                       February 10, 2009, or earlier if fewer than 25% of the
                                       shares of Series D Convertible Preferred Stock issued on
                                       July 12, 2000 are outstanding.

MECHANICS OF THE OFFERING
PROCEDURE FOR EXERCISING SUBSCRIPTION
  RIGHTS                               You may exercise subscription rights by properly completing and signing your rights certificate. You must deliver to the subscription agent your rights certificate with payment of the subscription price of $0.85 for each share of Series D
                                       Convertible Preferred Stock subscribed for on or prior to
                                       the date and time when the rights offering expires. If you use the United States mail to send your rights certificate, we recommend that you use insured, registered mail. If you cannot deliver your rights certificate to the subscription agent on time, you may use the procedures for guaranteed
                                       delivery described under "The Rights Offering -- Exercise of
                                       Subscription Rights" beginning on page 22. We will not pay interest on subscription payments.
                                       Funds paid by uncertified personal checks may take five
                                       business days or more to clear. If you wish to pay the
                                       subscription price for Series D Convertible Preferred Stock by uncertified personal check, we urge you to make payment sufficiently in advance of the expiration date to ensure
                                       that your payment is received and clears in time. We urge
                                       you to consider using a certified or cashier's check, money order or wire transfer of funds to avoid missing the
                                       opportunity to exercise your subscription rights.
                                       IN ORDER TO EXERCISE YOUR SUBSCRIPTION RIGHTS, YOU MUST
                                       EXERCISE THEM BEFORE THEY EXPIRE. ONCE YOU EXERCISE YOUR
                                       SUBSCRIPTION RIGHTS, YOU CANNOT REVOKE YOUR SUBSCRIPTION.
PERSONS HOLDING COMMON STOCK DESIRING
  TO EXERCISE SUBSCRIPTION RIGHTS
  THROUGH OTHERS                       If you hold shares of our Common Stock through a broker,
                                       dealer or other nominee, we will send your rights
                                       certificate to your broker, dealer or nominee. Your broker, dealer or nominee will notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your broker, dealer or nominee act for you. You
                                       should contact them and request that they take the necessary and proper actions to exercise your subscription rights.
HOW FOREIGN AND CERTAIN OTHER
  STOCKHOLDERS CAN EXERCISE
  SUBSCRIPTION RIGHTS                  We will not mail rights certificates to you if you are a
                                       stockholder with an address outside the United States or if you have an Army Post Office (APO) or Fleet Post Office
                                       (FPO) address. Instead, the subscription agent will hold
                                       rights certificates for your account. To exercise such
                                       subscription rights, you must notify the subscription agent on or prior to 11:00 a.m., New York City time, on
                                       [            ] [  ], 2001, and establish to the satisfaction
                                       of the

                                       subscription agent that your exercise is permitted under
                                       applicable law.
ISSUANCE OF SERIES D CONVERTIBLE
  PREFERRED STOCK                      We will issue certificates representing shares of Series D
                                       Convertible Preferred Stock purchased pursuant to the
                                       exercise of subscription rights as soon as practicable after the expiration of the rights offering.
SUBSCRIPTION AGENT                     ChaseMellon Shareholder Services L.L.C. is acting as the
                                       subscription agent in connection with the rights offering.
                                       ChaseMellon's telephone number is [        ].
LISTING                                The Series D Convertible Preferred Stock will not be listed on the New York Stock Exchange or any other exchange or
                                       market quotation system. While we intend to file an
                                       application to list the Series D Convertible Preferred Stock for trading on the New York Stock Exchange in the future if we meet the necessary listing requirements, we do not
                                       currently meet the necessary listing requirements. Our
                                       Common Stock is traded on the New York Stock Exchange under the symbol "AAM." We have received notice from the New York
                                       Stock Exchange that our Common Stock may be subject to
                                       suspension and delisting. See "Risk Factors" beginning on
                                       page 9.
USE OF PROCEEDS                        We will receive approximately $16.2 million from the rights offering if it is fully subscribed, after paying estimated offering expenses of $615,264. We will use the proceeds from the rights offering for general corporate purposes. See "Use of Proceeds" on page 20.

                      SUMMARY CONSOLIDATED FINANCIAL DATA


    The selected consolidated financial and other data as of and for the years ended June 30, 2000, 1999, 1998, 1997, and 1996 are derived from our audited consolidated financial statements that are incorporated in this prospectus by reference. The selected condensed consolidated financial and other data as of and for the nine months ended March 31, 2001 and 2000 are derived from our unaudited condensed consolidated financial statements that are incorporated in this prospectus by reference. You should read the following data with the more detailed information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on
Form 10-K and Form 10-K/A for the year ended June 30, 2000, and Quarterly Report on Form 10-Q for the three and nine months ended March 31, 2001, each of which is incorporated in this prospectus by reference.



                                                   NINE MONTHS ENDED
                                                       MARCH 31,                        FISCAL YEAR ENDED JUNE 30,
                                                 ---------------------   --------------------------------------------------------
                                                   2001        2000        2000        1999        1998       1997        1996
                                                 ---------   ---------   ---------   ---------   --------   ---------   ---------
                                                                   (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
Gain on sale of loans..........................  $  56,106   $  40,403   $  48,098   $  44,855   $120,828   $ 135,421   $  71,255
Valuation (write-down) of residual interests
  and mortgage servicing rights................    (33,600)    (82,490)    (82,490)   (194,551)    19,495     (18,950)         --
Origination fees...............................     35,953      29,429      37,951      39,689     34,282      35,616      27,505
Loan servicing.................................     11,524      12,133      15,654      23,329     10,634      14,096       9,863
Interest.......................................     65,657      72,387      94,569      70,525     81,250      48,348      19.805
                                                 ---------   ---------   ---------   ---------   --------   ---------   ---------
Total revenue, including valuation (write-down)
  of residual interests and mortgage servicing
  rights.......................................    135,640      71,862     113,782     (16,153)   266,489     214,531     128,428
Total expenses.................................    165,692     177,774     232,785     261,996    213,683     205,071      89,541
                                                 ---------   ---------   ---------   ---------   --------   ---------   ---------
Income (loss) before income taxes..............    (30,052)   (105,912)   (119,003)   (278,149)    52,806       9,460      38,887
Provision (benefit) for income taxes...........      1,460       2,458       3,369     (30,182)    25,243       7,982      17,814
                                                 ---------   ---------   ---------   ---------   --------   ---------   ---------
Net income (loss)..............................  $ (31,512)  $(108,370)  $(122,372)  $(247,967)  $ 27,563   $   1,478   $  21,073
                                                 =========   =========   =========   =========   ========   =========   =========
Net income (loss) per share (diluted)..........  $   (6.64)  $  (18.38)  $  (21.02)  $  (40.31)  $   4.36   $    0.26   $    4.08
                                                 =========   =========   =========   =========   ========   =========   =========
Weighted average number of shares outstanding
  (in thousands) (diluted).....................      6,211       6,209       6,209       6,200      7,150       5,674       5,450
                                                 =========   =========   =========   =========   ========   =========   =========
Cash dividends per common share................  $      --   $      --   $      --   $    0.17   $   0.66   $    0.65   $    0.66
                                                 =========   =========   =========   =========   ========   =========   =========
RATIO OF COMBINED FIXED CHARGES AND PREFERENCE
  DIVIDENDS TO EARNINGS (LOSS)(1)..............       3.47       (0.81)      (1.13)      (0.21)      0.46        0.78        0.20
CASH FLOW DATA:
Provided by (used in) operating activities.....  $ 139,309   $ 130,212   $  99,391   $(466,966)  $(49,661)  $(280,073)  $(241,073)
Used in investing activities...................     (4,287)     (1,054)     (2,664)     (5,229)    (5,163)     (8,864)     (5,885)
Provided by (used in) financing activities.....   (114,630)   (130,526)   (107,312)    480,637     40,244     291,898     250,540
Net increase (decrease) in cash and cash
  equivalents..................................     20,392      (1,368)    (10,585)      8,442    (14,580)      2,961       3,582


------------------------------


(1) During the periods ended March 31, 2001, March 31, 2000, June 30, 2000 and June 30, 1999, $39.3 million, $111.5 million, $126.9 million and
    $280.3 million, respectively, of additional earnings were required to meet the combined fixed charges and preference dividends in the respective periods.



                                                                                                AT JUNE 30,
                                       AT MARCH 31,       AT MARCH 31,     ------------------------------------------------------
                                           2001               2000           2000        1999        1998       1997       1996
                                     ----------------   ----------------   --------   ----------   --------   --------   --------
BALANCE SHEET DATA:
Cash and cash equivalents..........      $ 30,571           $ 19,396       $ 10,179   $   20,764   $ 12,322   $ 26,902   $ 23,941
Residual interests and mortgage
  servicing rights.................       252,945            311,902        303,302      353,255    522,632    360,892    167,740
Total assets.......................       643,790            785,461        790,364    1,021,097    815,187    717,595    401,524
10.5% Senior Notes due 2002                 5,750             11,500         11,500       17,250     23,000     23,000     23,000
9.125% Senior Notes due 2003              150,000            150,000        150,000      150,000    150,000    150,000         --
5.5% Convertible Subordinated
  Debentures due 2006                     113,970            113,970        113,970      113,970    113,990    113,990    115,000
Other long-term debt...............            --                 --             --           --         --         --         45
                                         --------           --------       --------   ----------   --------   --------   --------
Total long-term debt...............       269,720            275,470        275,470      281,220    286,990    286,990    138,045
Stockholders' equity...............      $ 49,096           $ 56,496       $ 74,478   $  145,556   $304,051   $239,755   $120,461

                                  RISK FACTORS

    Investment in the Series D Convertible Preferred Stock covered by this prospectus involves a substantial degree of risk. You should carefully consider the following factors, together with the other information contained in this prospectus, before exercising your subscription rights to purchase the Series D Convertible Preferred Stock that we are offering.

FOR U.S. FEDERAL INCOME TAX PURPOSES, WE EXPECT THAT YOU WILL RECOGNIZE ORDINARY INCOME EQUAL TO THE FAIR MARKET VALUE OF THE SUBSCRIPTION RIGHTS, ALTHOUGH IF YOU FAIL TO EXERCISE THE SUBSCRIPTION RIGHTS, YOU WILL RECOGNIZE CAPITAL LOSS, WHICH LOSS IS GENERALLY NOT AVAILABLE TO OFFSET ORDINARY INCOME. IF YOU EXERCISE THE SUBSCRIPTION RIGHTS, YOUR TAX BASIS IN THE SERIES D CONVERTIBLE PREFERRED STOCK THAT YOU RECEIVE WILL INCLUDE THE AMOUNT OF THE FAIR MARKET VALUE OF THE RIGHTS PLUS THE AMOUNT YOU PAY TO EXERCISE THE RIGHTS.

    Upon receipt of the subscription rights, you will recognize a dividend, taxable as ordinary income, in an amount equal to the fair market value of the subscription rights received, but only to the extent of our current and accumulated earnings and profits. However, if you allow the subscription rights you receive in this offering to expire, you generally will realize a capital loss on such expiration to the extent of your basis in the subscription rights. As a general matter, you will not be able to use any capital loss realized on the expiration of your subscription rights to offset ordinary income. If you exercise the subscription rights, your tax basis in the Series D Convertible Preferred Stock that you receive will include the amount of the fair market value of the rights plus the amount you pay to exercise the rights.

THE SUBSCRIPTION PRICE OF THE SERIES D CONVERTIBLE PREFERRED STOCK MAY NOT REFLECT THE MARKET VALUE AND THERE MAY NOT BE A LIQUID MARKET TO SELL YOUR SHARES.

    To exercise your subscription rights, you must pay the subscription price of $0.85 per share of Series D Convertible Preferred Stock. The subscription price is not necessarily related to our assets, book value or net worth or any other established criteria of our value, and may not represent the fair value of the Series D Convertible Preferred Stock. In addition, we cannot assure you that the market price of our Common Stock will not decline during the subscription period or following the issuance of the subscription rights and the issuance of the shares of Series D Convertible Preferred Stock. Nor can we assure you that you will be able to sell your shares of Series D Convertible Preferred Stock purchased in the rights offering at a price equal to or greater than the subscription price.

    The Series D Convertible Preferred Stock will not be listed on the New York Stock Exchange or any other exchange or market quotation system. While we intend to file an application to list the Series D Convertible Preferred Stock for trading on the New York Stock Exchange if we meet the necessary listing requirements, we do not currently meet those requirements.

    Even if we are successful in listing the Series D Convertible Preferred Stock on an exchange or market quotation system, we cannot assure you that the Series D Convertible Preferred Stock will trade at prices equal or greater than the subscription price.

OUR COMMON STOCK COULD BE DELISTED WHICH WOULD AFFECT THE LIQUIDITY OF OUR COMMON STOCK AND OUR PREFERRED STOCK.


    The Common Stock is currently traded on the New York Stock Exchange under the symbol "AAM." However, we cannot assure you that the Common Stock will remain listed on the New York Stock Exchange. We have received a notice from the New York Stock Exchange that, due to the fact that the 30-day average trading price of our Common Stock was below $1.00, we do not meet the requirements to maintain an ongoing listing on the New York Stock Exchange. After reviewing our stock price performance, as well as other materials, the New York Stock Exchange notified us that the Common Stock would remain listed until March 30, 2001 at which time the stock price performance would be measured for compliance with continued listing standards. The closing price and the thirty-day average closing price of the Common Stock on March 30, 2001 was $1.20 and $1.42, respectively.



    On April 2, 2001, the New York Stock Exchange acknowledged that we had met the stock price requirements of continued listing as of March 30, 2001. The New York Stock Exchange also informed us that the Common Stock would continue to be listed on the New York Stock Exchange; however, the Common Stock is subject to a three-month follow-up period during which time the New York Stock Exchange will continue to monitor the Company and, on July 2, 2001, the New York Stock Exchange will again measure the stock price performance as of the thirty trading days ending July 2, 2001. In addition, if at any time before July 2, 2001, the New York Stock Exchange determines that we have failed to meet any of the continuing listing standards, the New York Stock Exchange will re-evaluate the continued listing of the Common Stock at that time and may take action including truncating the normal compliance procedures and beginning the initiation of suspension procedures. The closing price and the thirty-day average closing price of the Common Stock as of June 25, 2001 was $1.26 and $1.47, respectively. There can be no assurance that the thirty day average closing price of the Common Stock will remain above $1.00 per share or that the Common Stock will not be suspended by the New York Stock Exchange. If the Common Stock were suspended by the New York Stock Exchange, it would seriously impair the ability of Common stockholders to trade their shares. In addition, if the Common Stock were to be delisted the liquidity of the Company's various classes of preferred stock would be affected because you would no longer be able to convert shares preferred stock into a listed security.



WE HAVE SUFFERED SIGNIFICANT LOSSES IN THE CURRENT FISCAL YEAR AND THE TWO PRIOR FISCAL YEARS WHICH HAVE WEAKENED OUR FINANCIAL POSITION AND MAY AFFECT THE VALUE OF YOUR INVESTMENT.



    We incurred a net loss of $31.5 million during the nine months ended
March 31, 2001, and incurred net losses of $122.4 million and $248.0 million in the fiscal years ending June 30, 2000 and June 30, 1999. These net losses have largely contributed to our retained deficit of $368.5 million as of March 31, 2001.


    We cannot make any assurances that we will be able to be profitable in future quarters and fiscal years. If we continue to sustain net losses, our retained deficit will continue to increase and the value of your investment could be substantially reduced or even completely lost.

IF WE ARE UNABLE TO MAINTAIN ADEQUATE FINANCING SOURCES OR OUTSIDE SOURCES OF CASH ARE NOT SUFFICIENT, OUR EARNINGS AND FINANCIAL POSITION WILL SUFFER AND JEOPARDIZE OUR ABILITY TO OPERATE AS A GOING CONCERN.

    We operate on a negative cash flow basis, which means our cash expenditures exceed our cash earnings. Therefore, we need continued access to short- and long-term external sources of cash to fund our operations. Without continued access to cash, we may be restricted in the amount of mortgage loans that we will be able to produce and sell, and our ability to operate as a going concern would be jeopardized.

    We use cash primarily for:

    - mortgage loan originations and purchases before their securitization or sale in the secondary market;

    - fees and expenses incurred for the securitization of mortgage loans;

    - cash reserve accounts or overcollateralization required in the securitization of loans;

    - tax payments generally due on recognition of non-cash gain on sale recorded in the securitizations of mortgage loans;

    - ongoing administrative and other operating expenses;

    - interest and principal payments under our revolving warehouse and repurchase facilities and other existing indebtedness;

    - delinquent interest and other servicing related expenses we advance on the mortgage loans in our servicing portfolio; and

    - investments in technology initiatives and other capital improvements.

    We receive cash primarily from the following sources:

    - REVOLVING BORROWINGS. We borrow cash from various commercial loans, called revolving warehouse and repurchase facilities, to fund the mortgage loans that we make or buy. We are required to pay down these revolving warehouse and repurchase facilities when we sell our mortgage loans. We currently have three revolving warehouse and repurchase facilities with a total credit limit of $784.0 million. These revolving warehouse and repurchase facilities expire between May 2001 and February 2002.

    - SALE OF MORTGAGE LOANS. We sell some of our mortgage loans for cash in the whole loan sale market and we sell the rest of our mortgage loans in securitization transactions. We receive the difference between the price at which we sell the mortgage loans and the amount owed on our revolving warehouse or repurchase facilities for these loans in cash.


    - SALE OF RESIDUAL INTEREST ASSETS CREATED IN SECURITIZATIONS. In a securitization transaction, we retain a subordinated interest, called the residual interest, in the securitized mortgage loans. The holder of the residual interest is entitled to receive the excess spread from the securitization, or the difference between the interest rate received on the mortgages, and the lower interest rate paid the bondholders in the securitization transaction. As the holder of the residual interest, we also retain the right to any mortgage loans that are still outstanding after the bonds from the securitization transaction are paid in full. At the time of the securitization transaction, we determine the value of the residual interest as the present value of expected cash flows from the excess spread, and record the value of the residual interest as an asset. We sold the residual interests in the September 2000, December 2000 and March 2001 securitization transactions for cash under a residual forward sale facility and may sell future residual interests for cash until the expiration of that facility.


    - SALE OF ACCOUNTS RECEIVABLE. When borrowers fail to make payments on their mortgage loans that we service, we are required to advance the interest due to the bondholders. We also advance delinquent property taxes and property insurance on the mortgage loans that we service if our borrowers do not pay them. These advances become accounts receivable. We are repaid when the borrowers make their delinquent payments or when the loans are foreclosed upon and the mortgaged properties are sold. We have, from time to time, sold these accounts receivable in order to recover our advances without having to wait until borrowers make their payments or until the mortgage loans are foreclosed upon.

OUR RIGHT TO SERVICE LOANS MAY BE TERMINATED BECAUSE OF THE HIGH DELINQUENCIES AND LOSSES ON THE MORTGAGE LOANS IN OUR SERVICING PORTFOLIO, WHICH WILL HURT OUR EARNINGS.


    The value of our right to service most of our approximately $2.8 billion mortgage loan servicing portfolio (at March 31, 2001) is an asset on our balance sheet called mortgage servicing rights. If we were to lose the right to service some or all of the mortgage loans in our portfolio, we would be required to write down or write off our mortgage servicing rights, which would decrease our earnings and decrease our net worth and the value of your investment.


    Most of our securitization transactions are insured by certain commercial insurance companies called monoline insurers. The policies issued by the monoline insurers protect the securitization bondholder against certain losses. The agreement that we generally enter into with the monoline insurer allows the monoline insurer to terminate us as the servicer in certain cases. For example, we could be terminated as the servicer for any transaction if the dollar amount or percentage of mortgage loans that are more than a certain number of days past due (usually 60 days, 90 days or more) or if the losses on mortgage loans in a particular securitization transaction are over a specified limit. Also, our agreement with the monoline insurer for the securitization transactions we completed in 1999 automatically terminates us periodically unless the monoline insurer renews our servicing right.


    As of March 31, 2001, the remaining principal balance of mortgage loans in the 10 securitization trusts which exceeded the permitted delinquency limit was $745.1 million, or 26.2% of the servicing portfolio. Also as of March 31, 2001, the remaining principal balance of mortgage loans in the 15 securitization trusts which exceeded the permitted loss limit was $1.3 billion, or 45.6% of the servicing portfolio. The monoline insurers have the right to terminate us as the servicer for these securitization transactions as well as the securitization transactions from 1999.


    None of our servicing rights have been terminated so far, and our monoline insurers have not indicated that they plan to terminate us. However, the monolone insurers do have the right to terminate us at any time with respect to those securitization transactions described above. If we are terminated, we would be required to write-down or write-off our mortgage servicing rights.

HIGH DELINQUENCIES OR LOSSES ON THE MORTGAGE LOANS IN OUR SERVICING PORTFOLIO MAY DECREASE OUR CASH FLOWS.

    In a securitization transaction, the excess spread is initially used to over-collateralize the bonds by paying down the principal balance of the bonds below the principal balance of the mortgage loans collateralizing the bonds in the securitization transaction. Once the bonds are over-collateralized to a certain amount, we start receiving the excess spread. If the mortgage loans are more delinquent or if the loss on mortgage loans is greater than expected, the excess spread that we are supposed to receive from the securitization transaction is diverted to over-collateralize the bonds further.

    In addition, when borrowers do not make their required mortgage loan payments or do not pay their real estate taxes or insurance premiums on loans that we service, we are required to advance those payments out of our working capital.

HIGH LOSSES ON THE MORTGAGE LOANS IN OUR SERVICING PORTFOLIO MAY DECREASE OUR EARNINGS.

    All of the mortgage loans are secured by residential property. If borrowers do not repay their loans, we recover the principal and unpaid interest and any servicing expenses incurred by us by foreclosing on the loans and selling the properties. If the value of the property collateralizing a loan is not sufficient to cover the principal amount of the loan and related interest and servicing expenses in the event of foreclosure of that loan and sale of the mortgaged property, we suffer a loss.


    High loan loss levels may affect our net earnings. During the period of time we hold mortgage loans before we sell them, the entire loan loss reduces our earnings. For mortgage loans we have sold in a securitization transaction, we apply certain assumptions to estimate losses to determine the amount of non-cash gain on sale that we record at the closing of a securitization transaction. If actual loan losses exceed our estimated losses, we may be required to write down our residual interests which would decrease our earnings and decrease our net worth and the value of your investment. A write down of our residual interests might also cause us not to comply with certain of the financial covenants in our revolving warehouse and repurchase facilities. If we fail to meet those financial covenants, the warehouse providers could declare an event of default, terminate the facilities, and foreclose on and sell the loans that are collateral for our borrowings under the facilities which would jeopardize our ability to operate as a going concern. Higher than expected loan losses contributed to the write-downs of our residual interests of $33.6 million during the nine months ended March 31, 2001 and $77.5 million and $188.6 million during the fiscal years ended June 30, 2000 and 1999, respectively.


THE MORTGAGE LOANS ARE SUBJECT TO HIGHER RISKS OF LOSS, WHICH MAY DECREASE OUR EARNINGS.

    We make many of our mortgage loans to borrowers in lower credit grades. In addition, many of the mortgage loans we make have an adjustable interest rate feature. Both low credit grade mortgage loans and adjustable interest rate mortgage loans are more likely to result in a loss. Low credit grade mortgage loans are more likely to become delinquent and result in a foreclosure loss because the borrowers on these loans have a history of late payment or non-payment. Adjustable interest rate mortgage loans are more likely to become delinquent and result in a foreclosure loss because the borrower is qualified for the loan at a reduced interest rate and the amount of the payment in most cases will increase over time. If the payment amounts increase, borrowers may have difficulty making their payments. When loan loss rates are higher than we expected, our earnings can be hurt.

IF THE MORTGAGE LOANS WE SERVICE PAY OFF FASTER THAN EXPECTED, OUR EARNINGS WILL DECREASE.

    When we close a securitization transaction, we record the value of the residual interest asset based upon the present value of the excess spread that we expect to receive from the mortgage loans until they are repaid. In order to estimate the present value of the expected excess spread, we estimate (among other factors) how quickly the mortgage loans in the securitization transaction will pay off, which we call the prepayment rate. An increase in the actual rate the mortgage loans pay off would reduce the number of loans that we service and the income we earn from servicing. If the actual rate the mortgage loans pay off is higher than we expected, we are required to write-down the residual interest that we recorded when we closed the securitization transaction.

OUR EARNINGS MAY DECREASE BECAUSE OF INCREASES OR DECREASES IN INTEREST RATES.

    An increase in long-term interest rates could, among other things:

    - decrease the demand for consumer credit in general; and

    - reduce the average size of mortgage loans that we make, by decreasing demand for refinancing lower-rate first mortgage loans and increasing demand for second mortgage loans.

    An increase in short-term interest rates could, among other things,

    - increase our borrowing costs, most of which are tied to those rates;

    - reduce our excess spread and the income recognized in a securitization. In addition, during the time the securitization bonds are outstanding, adjustable rate mortgage loans adjust based on an index or adjustment period different from the index and adjustment period for bonds issued in a securitization. Adjustable rate mortgage loans are also subject to interest rate caps, which limit the amount the interest rate can change during any given period and over the life of the loans. If interest rates increase, the interest rates on the bonds issued in a securitization transaction could increase faster, without limitation by caps, than the interest rates on our adjustable rate mortgage loans in the securitization, and

    - reduce the price paid for loans we made at lower interest rates in whole loan sales of mortgage loans.

    A decline in long-term or short-term interest rates could increase the prepayment rate. Any of these changes in interest rates could hurt our earnings.

AN INTERRUPTION OR REDUCTION IN THE SECURITIZATION AND WHOLE LOAN MARKETS WOULD HURT OUR FINANCIAL PERFORMANCE.

    In order for us to continue our mortgage loan origination and purchase operations, we must be able to sell the mortgage loans we make in the securitization and whole loan markets. We use the cash proceeds from these sales to pay down our warehouse and repurchase facilities and make new mortgage loans. The value of our mortgage loans depends on a number of factors, including general economic conditions, interest rates and governmental regulations. In addition, we rely on institutional purchasers, such as investment banks, financial institutions and other mortgage lenders, to purchase our mortgage loans in the whole loan market and the bonds issued in securitization transactions. We cannot be sure that the purchasers will be willing to purchase mortgage loans on satisfactory terms or that the market for such loans will continue. Adverse changes in the securitization and whole loan markets may adversely affect our ability to securitize or sell our mortgage loans for acceptable prices within a reasonable period of time, which would hurt our earnings.

IF WE ARE UNABLE TO SELL A SIGNIFICANT PORTION OF OUR MORTGAGE LOANS ON AT LEAST A QUARTERLY BASIS, OUR EARNINGS WOULD DECREASE.

    We earn income on our mortgage loans when they are sold. Our strategy is to sell all of the mortgage loans we make at least quarterly. However, market and other considerations could affect the timing of the sale of our mortgage loans. If we are not able to sell all of the mortgage loans that we make during the quarter in which the loans are made, we would likely not be profitable for that quarter.

CHANGES IN THE VOLUME AND COST OF OUR BROKER LOANS MAY DECREASE OUR LOAN PRODUCTION AND DECREASE OUR EARNINGS.

    We depend on independent mortgage brokers for many of our mortgage loans, called broker loans. A significant portion of our loan production is made up of broker loans. Our earnings and financial condition could be hurt by a decrease in the volume or an increase in the cost of our broker loans. A decrease in volume or an increase in the cost of broker loans could result from competition from other lenders and purchasers of broker loans. The independent mortgage brokers are not obligated by contract or otherwise to do business with us and negotiate with many lenders for each prospective borrower. We compete with these other lenders for the independent brokers' business on pricing, service, loan fees, costs and other factors.

OUR COMPETITORS IN THE MORTGAGE BANKING MARKET ARE OFTEN LARGER AND HAVE GREATER FINANCIAL RESOURCES THAN WE DO, WHICH WILL MAKE IT DIFFICULT FOR US TO SUCCESSFULLY COMPETE.

    We face intense competition in the business of originating, purchasing and selling mortgage loans. Competition among industry participants can take many forms, including convenience in obtaining a mortgage loan, customer service, marketing and distribution channels, amount and term of the loan, mortgage loan origination fees and interest rates. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources and lower costs of capital than we do. In the future, we may also face competition from government-sponsored entities, such as FannieMae and FreddieMac. These government-sponsored entities may enter the subprime mortgage market and target potential customers in our highest credit grades, who constitute a significant portion of our customer base. Additional competition may lower the rates we can charge borrowers and increase the cost to purchase mortgage loans, which would decrease our earnings on the sale or securitization of these loans. Increased competition may also reduce the volume of our mortgage loan originations and mortgage loan sales and increase the demand for our experienced personnel and the potential that such personnel will leave for competitors.

BECAUSE A SIGNIFICANT AMOUNT OF THE MORTGAGE LOANS WE SERVICE ARE IN CALIFORNIA AND FLORIDA, OUR OPERATIONS COULD BE HURT BY ECONOMIC DOWNTURNS OR NATURAL DISASTERS IN THOSE STATES.


    At March 31, 2001, 22.3% and 11.6% of the mortgage loans we serviced were collateralized by residential properties located in California and Florida, respectively. Because of these concentrations in California and Florida, declines in those residential real estate markets may reduce the values of the properties collateralizing the mortgage loans, increase foreclosures and losses and hurt our earnings.


    California historically has been vulnerable to certain natural disaster risks, such as earthquakes and erosion-caused mudslides. Florida historically has been vulnerable to certain other natural disasters, such as tropical storms and hurricanes. Since such natural disasters are not typically covered by the standard hazard insurance policies maintained by borrowers, the borrowers have to pay for repairs due to such disasters. Uninsured borrowers may not repair the property or may stop paying their mortgage loans if the property is damaged. This would cause increased foreclosures and decrease our ability to recover losses on properties affected by such disasters, and hurt our earnings.


    In addition, California has recently experienced severe energy shortages which have resulted in "rolling black-outs" in certain instances in portions of the state. Poor economic conditions as a result of energy shortages in the areas of California where our customers are located could adversely affect our borrower base and, consequently, may negatively impact our business. In order to ensure future sources of energy for California, it is anticipated that the prices paid by consumers for energy could increase significantly. Significant increases in energy prices could result in delinquencies and losses on loans made to our borrowers and, in turn, have a material adverse effect on our business. In addition, increases in the price of energy, as well as rolling black-outs, could cause a general economic downtown in the California economy, which could have a material adverse effect on our financial condition and results of operations because, in addition to the concentration of loans in California, the Company's corporate headquarters, Loan Servicing Department and main loan production facility are located in California.


THE RISKS ASSOCIATED WITH OUR BUSINESS INCREASE IN ANY ECONOMIC SLOWDOWN OR RECESSION.

    Foreclosures and resulting losses generally increase during economic slowdowns or recessions. Periods of economic slowdown or recession may also reduce real estate values. Any decline in real estate values reduces the ability of borrowers to use their home equity to borrow money, and may reduce the demand for our mortgage loans. Declines in real estate values also increase losses in the event of foreclosure.

WE MAY BE REQUIRED TO REPURCHASE MORTGAGE LOANS OR INDEMNIFY INVESTORS IF WE BREACH REPRESENTATIONS AND WARRANTIES, WHICH WOULD HURT OUR EARNINGS.

    We are required under agreements governing our securitization transactions and whole loan sales to repurchase or replace mortgage loans which do not conform to representations and warranties we make at the time of sale concerning breaches of fiduciary obligations, misrepresentations, errors and omissions of our employees and officers, incomplete documentation and failures to comply with various laws and regulations applicable to our business. In addition, we may be obligated, in certain whole loan sales, to buy back mortgage loans if the borrower defaults on the first payment of principal and interest due. Such repurchase obligations could hurt our earnings and have a material adverse effect on our financial position.

IF WE ARE UNABLE TO COMPLY WITH MORTGAGE BANKING RULES AND REGULATIONS, OUR ABILITY TO MAKE MORTGAGE LOANS MAY BE RESTRICTED, WHICH WOULD HURT OUR EARNINGS.

    Our operations are subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities. Our operations are also subject to various laws, regulations and judicial and administrative decisions. These rules and regulations, among other things, impose licensing obligations on us, establish eligibility criteria for mortgage loans, prohibit discrimination, govern inspections and appraisals of properties and credit reports on mortgage loan applicants, regulate collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to loss of approved status, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions.

    Because our business is highly regulated, the laws, rules and regulations applicable to us are subject to regular modification and change. There are currently proposed various laws, rules and regulations which, if adopted, could negatively impact our operations and our earnings.

CHANGES IN THE MORTGAGE INTEREST DEDUCTION COULD DECREASE OUR LOAN PRODUCTION AND HURT OUR FINANCIAL PERFORMANCE.

    Members of Congress and government officials have from time-to-time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of our mortgage loans are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantages of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by this change. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for mortgage loans of the kind offered by us.

WE WILL BE UNABLE TO PAY DIVIDENDS ON OUR CAPITAL STOCK FOR THE FORESEEABLE FUTURE.

    The indentures governing certain of our outstanding indebtedness as well as our other credit agreements limit our ability to pay cash dividends on our capital stock. Under the most restrictive of these limitations, we will be prevented from paying cash dividends on our capital stock, including the Series D Convertible Preferred Stock, for the foreseeable future.

THE CONCENTRATED OWNERSHIP OF OUR VOTING STOCK BY OUR CONTROLLING STOCKHOLDER MAY HAVE AN ADVERSE EFFECT ON YOUR ABILITY TO INFLUENCE THE DIRECTION WE WILL TAKE.


    At March 31, 2001, entities controlled by Capital Z beneficially owned senior preferred stock representing 47.2% of our combined voting power in the election of directors and 91.4% of the combined voting in all matters other than the election of directors. Representatives or nominees of Capital Z have five seats on our nine person Board of Directors, and as current members' terms expire Capital Z has the continuing right to appoint and elect four directors and nominate one additional director. As a result of its beneficial ownership and Board representation, Capital Z has, and will continue to have, sufficient power to determine our direction and policies. Also because of its ownership percentage, Capital Z may unilaterally force the conversion into Common Stock of all shares of Series B Convertible Preferred Stock, the Series C Convertible Preferred Stock or the Series D Convertible Preferred Stock.


WE WILL HAVE WIDE DISCRETION IN DETERMINING THE USES OF THE PROCEEDS OF THE RIGHTS OFFERING WHICH COULD AFFECT THE VALUE OF YOUR INVESTMENT.

    There is no limitation on the use of the proceeds of the rights offering. We can use the funds that we raise from the rights offering for any legal purpose. Our board of directors and management will have the sole authority to decide how to use the proceeds of the rights offering, including funding mortgage loans, paying any valid expenses or any other legal purpose. We may not be able to use the proceeds of the rights offering in a way that will increase stockholder value, which could affect the value of your investment.

YOU MAY NOT REVOKE YOUR SUBSCRIPTION RIGHTS AFTER YOU EXERCISE THEM AND WE MAY TERMINATE THE RIGHTS OFFERING AT ANY TIME.

    Once you exercise your subscription rights, you may not revoke the exercise. We have the right to withdraw or terminate the rights offering any time in our sole discretion. If we withdraw or terminate the rights offering neither we nor the subscription agent will have any obligation with respect to the subscription rights except to return, without interest, any subscription payments.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You can read and copy these documents at the SEC's Public Reference Room, located at 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available on the SEC's Website at "http://www.sec.gov." You can also read our SEC filings at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our SEC file number is 0-19604.

    The SEC allows us to "incorporate by reference" in this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring to the documents containing that information. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), until the expiration of the rights offering made by this prospectus:

    - Our Annual Report on Form 10-K and Form 10-K/A for the year ended June 30, 2000.

    - Our Quarterly Report on Form 10-Q for the quarter ended September 30,
      2000.

    - Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2000.


    - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.



    - Our Proxy Statement on Schedule 14A dated September 28, 2000.



    - Our Current Report on Form 8-K dated February 28, 2001.



    - Our Current Report on Form 8-K dated April 9, 2001.



    - Our Current Report on Form 8-K dated March 31, 2001.



    - Our Current Report on Form 8-K dated April 30, 2001.


    - Description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on October 22, 1991.

    - Description of our Series C Convertible Preferred Stock contained in our Registration Statement on Form 8-A filed with the SEC on September 3, 1999.

    - Description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A filed with the SEC on July 12, 1996.

    This prospectus is part of a registration statement we filed with the SEC. You may request a copy of the above information incorporated by reference, at no cost, by writing to or calling:

       John F. Madden, Jr., Esq.
       Senior Vice President, Secretary and General Counsel
       Aames Financial Corporation
       350 South Grand Avenue, 52nd Floor
       Los Angeles, California 90071
       (323) 210-5000

    You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. We will not offer to sell the Series D Convertible Preferred Stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement.

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

    This prospectus contains or may incorporate by reference statements that constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. The words "expect," "estimate," "anticipate," "predict," "believe," and similar expressions and variations of such words are intended to identify forward-looking statements. Such statements appear in a number of places in this prospectus and include statements regarding our intent, belief or current expectations with respect to, among other things:

    - market conditions in the securitization, capital, credit and whole loan markets and their future impact on our operations;

    - trends affecting our liquidity position, including, but not limited to, our access to warehouse and other credit facilities and our ability to effect whole loan sales;

    - the impact of the various cash savings plans and other restructuring strategies that we are considering;

    - our on-going efforts in improving our equity position;

    - trends affecting our financial condition and results of operations;

    - the liquidity of our stock; and

    - our business and liquidity strategies.

    We caution you not to place undue reliance on such forward-looking statements. Such forward-looking statements are not guarantees of our future performance and involve risks and uncertainties. Our actual results may differ materially from those projected in this prospectus, for the reasons, among others, discussed in this prospectus under the caption "Risk Factors." In addition to the risks and uncertainties discussed below, our filings with the Securities and Exchange Commission contain additional information concerning risks and uncertainties that would cause actual results to differ materially from those projected or suggested in our forward-looking statements. You should carefully review the risk factors discussed in this prospectus and the documents that are incorporated by reference into this prospectus.

                          AAMES FINANCIAL CORPORATION

    We are a consumer finance company primarily engaged in the business of originating, purchasing, selling, and servicing home equity mortgage loans secured by single family residences. Upon our formation in 1991, we acquired Aames Home Loan, a home equity lender making loans in California since it was founded in 1954. In 1995, we expanded our retail presence outside of California and began purchasing mortgage loans from correspondents. In August 1996, we acquired One Stop Mortgage, Inc., which originates mortgage loans primarily through a broker network.

    Our principal market is borrowers whose financing needs are not being met by traditional mortgage lenders for a variety of reasons, including the need for specialized mortgage loan products or credit histories that may limit such borrowers' access to credit. We believe these borrowers continue to represent an underserved niche of the home equity mortgage loan market and present an opportunity to earn a superior return for the risk assumed. The residential mortgage loans that we originate and purchase, which include fixed and adjustable rate mortgage loans, are generally used by borrowers to consolidate indebtedness or to finance other consumer needs and, to a lesser extent, to purchase homes.


    We originate mortgage loans nationally through our core retail and broker production channels. During the nine months ended March 31, 2001, we originated and purchased $1.7 billion of mortgage loans. We underwrite and appraise every mortgage loan that we originate and we generally review appraisals and re-underwrite all mortgage loans that we purchase.



    As a fundamental part of our business and financing strategy, we sell our mortgage loans to third party investors in the secondary market. We maximize opportunities in our loan disposition transactions by selling our loan production through a combination of securitization transactions and whole loan sales, depending on market conditions, profitability and cash flows. We sold $1.8 billion of mortgage loans during the nine months ended March 31, 2001. Of the total amount of mortgage loans sold during the nine months ended March 31, 2001, $1.1 billion and $719.0 million were sold in securitization and whole loan sale transactions, respectively.



    We retained the servicing on the mortgage loans that we securitized prior to the current fiscal year. However, in the current fiscal year as means to maximize profitability and cash flow from securitization transactions, we have sold the servicing rights created in securitization transactions for cash. At March 31, 2001, our servicing portfolio was $2.8 billion, of which $2.6 billion we service in-house.


                            THE CAPITAL Z FINANCING

    In February 1999, Capital Z Financial Services Fund II, L.P., through a partnership that it majority owns called Specialty Finance Partners ( Capital Z Financial Services Fund II, L.P. and Specialty Finance Partners will be described together in this prospectus as Capital Z), invested $26.7 million in our Series B Convertible Preferred Stock and $48.3 million in our Series C Convertible Preferred Stock. In August 1999, Capital Z (through Specialty Finance Partners) purchased an additional $25.0 million of our Series C Convertible Preferred Stock. Our Series B Convertible Preferred Stock, our Series C Convertible Preferred Stock and our Series D Convertible Preferred Stock are together described in this prospectus as the Senior Preferred Stock. The $100.0 million investment by Capital Z between February and August of 1999 is described in this prospectus as the Initial Capital Z Financing.

    As a condition of the Initial Capital Z Financing, the Company offered holders of its Common Stock the rights to purchase shares of Series C Convertible Preferred Stock at the same price per share as was paid by Capital Z in the Initial Capital Z Financing. Capital Z agreed to purchase any unsubscribed shares of Series C Convertible Preferred Stock (up to a total of $25.0 million) that were not purchased by the participants in that offering.

    In October 1999, we sold $4.2 million of shares of Series C Convertible Preferred Stock to participants in the rights offering and Capital Z purchased the remaining $20.8 million of shares of Series C Convertible Preferred Stock. The rights offering in October 1999 is described in this prospectus as the 1999 Rights Offering.

    In June 2000, Capital Z agreed to purchase $50.0 million of Series D Convertible Preferred Stock, which it completed in July of 2000. The
$50.0 million investment by Capital Z in June 2000 is described in this prospectus as the Subsequent Capital Z Financing. In order to permit the holders of our Common Stock to participate in the financing of Aames Financial Corporation on the same terms as Capital Z in the Subsequent Capital Z Financing, we are making the current offer of shares of Series D Convertible Preferred Stock to all of the holders of our Common Stock at the same price as was paid by Capital Z for the Series D Convertible Preferred Stock. The
$50.0 million investment by Capital Z in June 2000 is described in this prospectus as the Subsequent Capital Z Financing. Unlike the 1999 Rights Offering, there is no commitment from Capital Z (or any other entity) to purchase any of the unsubscribed shares of Series D Convertible Preferred Stock in this rights offering.

                                USE OF PROCEEDS

    We have no current specific plan for using the proceeds, or any significant portion thereof, other than for general corporate purposes. The principal reason for this offering is to allow our stockholders the opportunity to invest in Aames Financial Corporation on the same terms as Capital Z.

                    DETERMINATION OF THE SUBSCRIPTION PRICE

    The subscription price of the subscription rights is equal to the price per share for the Series D Convertible Preferred Stock paid by Capital Z in the Capital Z Financing. The price for the Series D Convertible Preferred Stock in the Subsequent Capital Z Financing was established through negotiations between us and Capital Z for the Subsequent Capital Z Financing. On June 7, 2000, the date we entered into the preferred stock purchase agreement with Capital Z, the closing sale price on the New York Stock Exchange for our common stock was
$0.8125 per share. On [            ] [  ], 2001, the closing sale price on the
New York Stock Exchange for our common stock was $[      ] per share. The
subscription price in this rights offering is not necessarily related to our assets, book value or net worth or any other established criteria of value, and may not be indicative of the fair value of the Series D Convertible Preferred Stock to be offered in this rights offering.

                              THE RIGHTS OFFERING

THE SUBSCRIPTION RIGHTS

    We are issuing subscription rights to shareholders who owned our Common
Stock at the close of business on [            ] [  ], 2001. Beneficial owners
of shares of our Common Stock held in the name of Cede & Co. as nominee for the Depository Trust Company, or in the name of any other depository or nominee, on the record date for this rights offering will also receive subscription rights. You may not transfer your subscription rights to others.

    You will receive one subscription right for each share of our Common Stock
that you held on [            ] [  ], 2001. Each subscription right entitles you
to purchase 2.56 shares of Series D Convertible Preferred Stock for $0.85 per share. The subscription rights will be evidenced by subscription certificates (see Appendix A) which will be mailed to shareholders other than foreign shareholders whose record addresses are outside the United States. The United States includes the 50 states, the District of Columbia, United States Territories and Possessions.

    The subscription rights issued to foreign shareholders will be held by the subscription agent for their account until instructions are received to exercise those subscription rights. Foreign shareholders may exercise their subscription rights only if it is permissible to do so under applicable foreign securities laws.

    Any shares of Series D Convertible Preferred Stock acquired by officers, directors and other persons who are "affiliates" of Aames Financial Corporation, as that term is defined under the Securities Act of 1933, may only be resold in accordance with Rule 144 under the Securities Act of 1933 or pursuant to an effective registration statement under the Securities Act. In general, under Rule 144, as currently in effect, an "affiliate" of Aames Financial Corporation is entitled to sell within any three month period, a number of shares of Series D Convertible Preferred Stock that does not exceed the greater of one percent of the then outstanding Series D Convertible Preferred Stock or the average weekly reported trading volume of the Series D Convertible Preferred Stock during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain restrictions in the manner of sale, notice requirements and the availability of current public information about us.

SUBSCRIPTION PRICE

    To exercise your subscription rights, you must pay the subscription price of $0.85 per share of Series D Convertible Preferred Stock, payable in cash, check, bank draft, money order or wire transfer to the designated account as explained more fully below under "Exercise of Subscription Rights." The subscription price was established through negotiations between us and Capital Z and was intended to permit the holders of Common Stock to participate in the financing of Aames Financial Corporation on the same terms as Capital Z. The subscription price in the rights offering is not necessarily related to our assets, book value or net worth or any other established criteria of value, and may not be indicative of the fair value of the Series D Convertible Preferred Stock to be offered in the rights offering. We cannot assure you that the Series D Convertible Preferred Stock will trade at prices equal to or greater than the subscription price. Nor can we assure you that you will be able to sell your shares of Series D Convertible Preferred Stock purchased in the rights offering at a price equal to or greater than the Subscription Price.

    We announced the rights offering on [            ] [  ], 2001. The last
reported sale price per share of our Common Stock on the New York Stock Exchange
on [            ] [  ], 2001 was $[  ].

EXPIRATION; EXTENSION

    You may exercise your subscription rights at any time before 5:00 p.m., New
York City time, on [            ] [  ], 2001.

    We may extend the time for exercising the subscription rights. If you do not exercise your subscription rights before the time they expire, then your subscription rights will be null and void. We will not be obligated to honor your exercise of subscription rights if the subscription agent receives the documents relating to your exercise after the time the subscription rights expire, regardless of when you transmitted the documents, except when you have timely transmitted the documents pursuant to the guaranteed delivery procedures described below.

    If we terminate the rights offering, we will promptly return all of your subscription payments to you, without interest.

    If we elect to extend the date the subscription rights expire, we will issue a press release announcing the extension before the first trading day on the New York Stock Exchange after the most recently announced expiration date. See
"-- Amendments and Termination."

CONDITIONS OF THE RIGHTS OFFERING

    If the issuance of the Series D Convertible Preferred Stock in the rights offering triggers the anti-dilution provisions in the Certificate of Incorporation, the closing of the rights offering will be contingent upon the filing of a Certificate of Amendment to our Certificate of Incorporation to eliminate the effect on the conversion ratio of the various classes of preferred stock outstanding (which was previously approved by the stockholders).

EXERCISE OF SUBSCRIPTION RIGHTS

    You may exercise your subscription rights by delivering the following to the subscription agent at or before the time the subscription rights expire:

    - Your properly completed and executed rights certificate evidencing those subscription rights with any required signature guarantees; and

    - Your payment in full of the subscription price for each share of Series D Convertible Preferred Stock subscribed for pursuant to your subscription rights.

    Your payment of the subscription price must be made by either:

    - Check or bank draft drawn upon a U.S. bank or postal, telegraphic, or express money order payable to ChaseMellon Shareholder Services L.L.C., as subscription agent; or

        Wire transfer of immediately available funds to the account maintained
    by the subscription agent for such purpose at [            ], ABA No.
    [            ], Account No. [            ] (marked: "[            ]").

    Your payment of the subscription price will be deemed to have been received by the subscription agent only upon:

    - Clearance of any uncertified check;

    - Receipt by the subscription agent of any certified check or bank draft drawn upon a U.S. bank or any postal, telegraphic or express money order; or

    - Receipt of collected funds in the subscription agent's account designated above.

    YOU SHOULD NOTE THAT FUNDS PAID BY UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR. IF YOU WISH TO PAY THE SUBSCRIPTION PRICE BY AN UNCERTIFIED PERSONAL CHECK, WE URGE YOU TO MAKE PAYMENT SUFFICIENTLY IN ADVANCE OF THE TIME THE SUBSCRIPTION RIGHTS EXPIRE TO ENSURE THAT YOUR PAYMENT IS RECEIVED AND CLEARS BY THAT TIME. WE URGE YOU TO CONSIDER USING A CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS TO AVOID MISSING THE OPPORTUNITY TO EXERCISE YOUR SUBSCRIPTION RIGHTS.

    You should deliver the rights certificate and payment of the subscription price, as well as any Nominee Holder Certifications, Notices of Guaranteed Delivery and DTC Participant Over-subscription Forms to:

    IF BY MAIL TO:

    IF BY HAND DELIVERY TO:

    IF BY OVERNIGHT COURIER TO:

    You may call the subscription agent at 1-800-[            ].

    If you do not indicate the number of subscription rights being exercised, or do not forward full payment of the aggregate subscription price for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised the subscription rights that may be exercised for the aggregate subscription price payment you delivered to the subscription agent. If we do not apply your full subscription price payment to your purchase of shares of Series D Convertible Preferred Stock, we will return the excess amount to you by mail without interest or deduction as soon as practicable after the date the subscription rights expire or terminate.

    The subscription agent will hold your payment of the subscription price in a segregated account with other payments received from holders of subscription rights until we issue to you your shares of Series D Convertible Preferred Stock.

    Your signature on each rights certificate must be guaranteed by an Eligible Institution (a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States), subject to standards and procedures adopted by the subscription agent, unless:

    - Your rights certificate provides that the shares of the Series D Convertible Preferred Stock you subscribed for are to be delivered to you; or

    - You are an Eligible Institution.

    If you are a broker, a trustee or a depositary for securities who holds shares of our Common Stock for the account of others (a "Nominee Record Date Holder"), you should notify the respective beneficial owners of such shares of the subscription rights as soon as possible to find out such beneficial owners' intentions. You should obtain instructions from the beneficial owner with respect to the subscription rights, as set forth in the instructions distributed by Nominee Record Date Holders to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate rights certificates and submit them to the subscription agent with the proper payment.

    If you are a beneficial owner of shares of our Common Stock or subscription rights that you hold through a Nominee Record Date Holder, you should contact the Nominee Record Date Holder and request the Nominee Record Date Holder to effect transactions in accordance with your instructions.

    You should read and follow the instructions accompanying the rights certificates carefully. If you want to exercise your subscription rights, you must send your rights certificates to the subscription agent. YOU SHOULD NOT SEND THE RIGHTS CERTIFICATES TO AAMES FINANCIAL CORPORATION.

    YOU ARE RESPONSIBLE FOR THE METHOD OF DELIVERY OF RIGHTS CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT. IF YOU SEND THE RIGHTS CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE BY MAIL, WE RECOMMEND THAT YOU SEND THEM BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED. YOU SHOULD ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO THE TIME THE SUBSCRIPTION RIGHTS EXPIRE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, WE STRONGLY URGE YOU TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

    We will decide all questions concerning the timeliness, validity, form and eligibility of your exercise of subscription rights. Our decisions will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine. We may reject the exercise of any of your subscription rights because of any defect or irregularity. Your subscription will not be deemed to have been received or accepted until all irregularities have been waived by us or cured by you within such time we decide, in our sole discretion.

    Neither we nor the subscription agent will be under any duty to notify you of a defect or irregularity. We will not be liable for failing to give you such notice. We reserve the right to reject your exercise of subscription rights if your exercise is not in accordance with the terms of the rights offering or in proper form. We will also not accept your exercise of subscription rights if our issuance of shares of Series D Convertible Preferred Stock pursuant to your exercise could be deemed unlawful or materially burdensome. See "-- Regulatory Limitation."

GUARANTEED DELIVERY PROCEDURES

    If you wish to exercise your subscription rights, but you do not have sufficient time to deliver the rights certificates evidencing your subscription rights to the subscription agent on or before the time the subscription rights expire, you may exercise your subscription rights by the following guaranteed delivery procedures:

    - Make your payment in full of the subscription price for each share of Series D Convertible Preferred Stock being subscribed for pursuant to the subscription rights (in the manner set forth in "-- Exercise of Subscription Rights") to the subscription agent on or before the time the subscription rights expire;

    - Deliver a Notice of Guaranteed Delivery to the subscription agent at or before the time the subscription rights expire; and

    - Deliver the properly completed rights certificate evidencing the subscription rights being exercised (and, if applicable for a nominee holder, the related Nominee Holder Certification), with any required signatures guaranteed, to the subscription agent within three New York Stock Exchange trading days following the date of the Notice of Guaranteed Delivery was delivered to the subscription agent.

    Your Notice of Guaranteed Delivery must be substantially in the form provided with the Instructions as to Use of Rights Certificates distributed to you with your rights certificate. Your Notice of Guaranteed Delivery must come from an Eligible Institution (a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States). In your Notice of Guaranteed Delivery you must state:

    - Your name;

    - The number of subscription rights represented by your rights certificates and the number of shares of Series D Convertible Preferred Stock you are subscribing for pursuant to your subscription rights; and

    - Your guarantee that you will deliver to the subscription agent any rights certificates evidencing the subscription rights you are exercising within three New York Stock Exchange trading days following the date the subscription agent receives your Notice of Guaranteed Delivery.

    You may deliver the Notice of Guaranteed Delivery to the subscription agent in the same manner as the rights certificate at the addresses set forth in
"-- Exercise of Subscription Rights." You may also transmit the Notice of Guaranteed Delivery to the subscription agent by telegram or facsimile
transmission (telecopier no.) [            ]. To confirm facsimile deliveries,
you may call 1-800-[            ].

    The subscription agent will send you additional copies of the form of Notice of Guaranteed Delivery if you need them. Please call the subscription agent at
1-800-[            ] to request any copies of the form of Notice of Guaranteed
Delivery.

SUBSCRIPTION AGENT

    We have appointed ChaseMellon Shareholder Services L.L.C. as subscription agent for the rights offering. We will pay the fees and expenses of the subscription agent. We also have agreed to indemnify the subscription agent from certain liabilities which it may incur in connection with the rights offering.
You may call the subscription agent at 1-800-[            ] with any questions
that you have regarding this rights offering.

NO REVOCATION

    Once you have exercised your subscription rights, you may not revoke your exercise.

FRACTIONAL SHARES

    We will not issue any fractional shares of Series D Convertible Preferred Stock. You may not exercise a subscription right in part. However, if the total number of shares you are entitled to purchase by exercising your rights is not divisible by one, you may either round up or round down to the next whole share. If you choose to round down, you will not receive any compensation for the fractional share.

    IF YOU DO NOT EXERCISE YOUR SUBSCRIPTION RIGHTS BEFORE THE SPECIFIED EXPIRATION TIME, YOUR SUBSCRIPTION RIGHTS WILL EXPIRE AND WILL NO LONGER BE EXERCISABLE.

DTC PARTICIPANTS

    We expect that your exercise of your subscription rights may be made through the facilities of The Depository Trust Company.

AMENDMENTS AND TERMINATION

    We may extend the rights offering and the period for exercising your subscription rights. We may amend the terms of the rights offering or withdraw or terminate the rights offering at any time prior to the expiration time of the rights offering. We will not pay any interest on or deduct any amounts from subscription payments returned to you if we terminate the rights offering.

NO RECOMMENDATIONS TO RIGHTS HOLDERS

    We are not making any recommendation as to whether or not you should exercise your subscription rights. You should make your decision based on your own assessment of your best interests. None of our Board of Directors, our officers or any other person are making any recommendations as to whether or not you should exercise your subscription rights.

FOREIGN AND CERTAIN OTHER STOCKHOLDERS

    We will not mail rights certificates to holders on the record date for the rights offering whose addresses are outside the United States or who have an Army Post Office (APO) or Fleet Post Office (FPO) address. Instead, we will have the subscription agent hold such rights certificates for such holders' accounts. To exercise their subscription rights, such holders must notify the subscription
agent prior to 11:00 a.m., New York City time, on [            ] [  ], 2001,
three business days prior to the date the subscription rights expire, and must establish to the satisfaction of the subscription agent that such exercise is permitted under applicable law.

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
REGULATORY LIMITATION

    We will not be required to issue shares of Series D Convertible Preferred Stock pursuant to the rights offering to you if, in our opinion, you would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares if, at the time the subscription rights expire, you have not obtained such clearance or approval.

ISSUANCE OF SERIES D CONVERTIBLE PREFERRED STOCK

    The subscription agent will issue to you certificates representing shares of Series D Convertible Preferred Stock you purchase pursuant to this rights offering as soon as practicable after the time the subscription rights expire.

    Your payment of the subscription price will be retained by the subscription agent, and will not be delivered to us, until your subscription is accepted and you are issued your stock certificates. We will not pay you any interest on funds paid to the subscription agent, regardless of whether such funds are applied to the subscription price or returned to you. You will have no rights as a stockholder of the Company with respect to shares of Series D Convertible Preferred Stock subscribed for until certificates representing such shares are issued to you. Unless otherwise instructed in the rights certificates, your certificates for shares issued pursuant to your exercise of subscription rights will be registered in your name.

    If the rights offering is not completed for any reason, the subscription agent will promptly return, without interest, all funds received by it.

SHARES OF SENIOR PREFERRED STOCK OUTSTANDING AFTER THE RIGHTS OFFERING

    Assuming that we issue all of the shares of Series D Convertible Preferred Stock offered in the rights offering, approximately 79,231,992 shares of
Series D Convertible Preferred Stock, 26,704,000 shares of Series B Convertible
Preferred Stock will be issued and outstanding and [            ] shares of
Series C Convertible Preferred Stock will be issued and outstanding. Our issuance of shares in the rights offering would result (on a pro forma basis as of the date of this prospectus) in a 33.7% increase in the number of outstanding shares of Series D Convertible Preferred Stock.

OTHER MATTERS

    We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so. We will not sell or accept an offer to purchase Series D Convertible Preferred Stock from you if you are a resident of any such state or other jurisdiction. We may delay the commencement of this rights offering in certain states or other jurisdictions in order to comply with the laws of such states or other jurisdictions. We do not expect that there will be any changes in the terms of this rights offering. However, we may decide, in our sole discretion, not to modify the terms of this rights offering as may be requested by certain states or other jurisdictions. If that happens and you are a resident of that state, you will not be eligible to participate in this rights offering.

            DESCRIPTION OF THE SERIES D CONVERTIBLE PREFERRED STOCK

    The following description is a summary of the material provisions of the Series D Convertible Preferred Stock and the Certificate of Designations relating to the Series D Convertible Preferred Stock. It does not restate the Certificate of Designations in its entirety. We urge you to read the Certificate of Designations relating to the Series D Convertible Preferred Stock because the Certificate of Designations, and not this description, defines your rights as the holder of the Series D Convertible Preferred Stock. The Certificate of Designations is included as an exhibit to the registration statement that includes this prospectus.

RANKING

    The Series D Convertible Preferred Stock will, with respect to dividends and the distribution of assets upon liquidation, dissolution or winding up of Aames Financial Corporation, rank

    - senior to each other class or series of our preferred stock (except for our Series B Convertible Preferred Stock and our Series C Convertible Preferred Stock), our Common Stock, and all other classes and series of our capital stock that we may issue in the future (unless the holders of our Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock consent otherwise). These securities are collectively referred to as "Junior Stock"; and

    - equal to our Series B Convertible Preferred Stock and our Series C Convertible Preferred Stock.

DIVIDENDS

    The holders of the Series D Convertible Preferred Stock will be entitled to receive, when, as and if dividends are declared by our Board of Directors out of legally available funds, cumulative dividends according to the following terms:

    - dividends will be declared in preference to dividends on any Junior Stock;


    - dividends are required to be paid at an annual rate of 6.5% on the $0.85 per share stated value of the Series D Convertible Preferred Stock through March 31, 2001 and increased to 8.125% thereafter and for as long as they remain unpaid (see below);


    - dividends will be paid in cash; and


    - from the issue date of the Series D Convertible Preferred Stock until March 31, 2001 (the "Accrual Period"), we may elect not to pay cash dividends on the Series D Convertible Preferred Stock. Any dividends not paid during this period will accrue and compound quarterly. (Restrictions related to our outstanding public debt have to date and will continue to preclude us from paying cash dividends on the Series D Convertible Preferred Stock and all other shares of our capital stock for the foreseeable future. As a result of these restrictions, the dividend accrual rate increased to 8.125% beginning on April 1, 2001 and will continue at that rate until the Company pays the accrued dividend.)


    Dividends on the Series D Convertible Preferred Stock will be cumulative and will accumulate on the basis of a 360-day year consisting of twelve 30-day months and the actual number of days elapsed in the period for which dividends are payable. Additional dividends will accumulate at 125% of the initial stated dividend rate of 6.5% (or 8.125%) of the Series D Convertible Preferred Stock on the amount of any dividends that are not timely paid. No such additional dividends will accrue during the Accrual Period.

    As long as any shares of Series D Convertible Preferred Stock are outstanding, we may not declare, pay or set apart for payment any dividends, distributions or other payments (including for repurchase, redemption or retirement) with respect to any Junior Stock unless all accumulated dividends on the Series D Convertible Preferred Stock are paid. If dividends are not paid in full on the Series D Convertible Preferred Stock, dividends on the Series D Convertible Preferred Stock, the Series B Convertible Preferred Stock and the Series C Convertible Preferred Stock will be declared and paid ratably in proportion to the respective amounts of accumulated and unpaid dividends on the Series D Convertible Preferred Stock, the Series B Convertible Preferred Stock and the Series C Convertible Preferred Stock.

LIQUIDATION PREFERENCE

    Upon any liquidation, dissolution or winding up of Aames Financial Corporation, holders of the Series D Convertible Preferred Stock will be entitled to receive accumulated and unpaid dividends and the stated value of their shares out of our available assets before any payments are made on Junior Stock. If liquidation payments are not made in full on the outstanding Series D Convertible Preferred Stock, we will make distributions ratably on our Series D Convertible Preferred Stock, our Series B Convertible Preferred Stock and our Series C Convertible Preferred Stock in proportion to their respective full distributive shares. After the holders of the Series D Convertible Preferred Stock are paid the full amount of their accumulated dividends and the stated value of their shares, the holders will not be entitled to any further liquidation distributions.

CONVERSION

    Each share of Series D Convertible Preferred Stock is convertible into one share of Common Stock, subject to adjustment as described below. Each holder of Series D Convertible Preferred Stock may convert his or her shares of Series D Convertible Preferred Stock into Common Stock at any time. Additionally, the holder or holders of a majority of the outstanding shares of Series D Convertible Preferred Stock can require the conversion of all outstanding shares of Series D Convertible Preferred Stock at any time.

    The initial conversion ratio is one share of Series D Convertible Preferred Stock for one share of Common Stock. The conversion ratio will be subject to adjustment as the result of certain events, including:

    - the payment of dividends (and other distributions) in Common Stock on the outstanding shares of Common Stock;

    - subdivisions, combinations, and reclassifications of Common Stock;

    - the issuance of Common Stock at a price per share less than the then-current market price, or the issuance of securities convertible into or exchangeable for shares of Common Stock at a conversion price less than the then-current market price of the Common Stock; and

    - our declaration, ordering, paying or making a dividend or distributions on Common Stock, other than regular quarterly cash dividends on Common Stock in an aggregate amount not to exceed 15% of net income from continuing operations before extraordinary items during the period commencing on July 1, 1998, and ending on the date such dividend is paid.

    In the case of any reorganization or reclassification of outstanding shares of Common Stock (other than a reclassification described above) or in the case of any consolidation or merger to which we are a party or the transfer of substantially all of our assets, each share of Series D Convertible Preferred Stock then outstanding would become convertible only into the kind and amount of securities, cash and other property that is receivable upon the occurrence of such event by a holder of the number of shares of Common Stock into which such share of Series D Convertible Preferred Stock was convertible immediately prior to such event.

    Due to its ownership percentage, Capital Z may unilaterally force the conversion into Common Stock of all of the shares of Series D Convertible Preferred Stock.

    No fractional shares of Common Stock will be issued upon conversion of the Series D Convertible Preferred Stock. Instead, we will pay a cash adjustment for any fractional share.

REDEMPTION

    We may redeem the Series D Convertible Preferred Stock at any time on and after the earlier of (1) February 10, 2009 and (2) the date on which fewer than 25% of the shares of Series D Convertible Preferred Stock issued on July 12, 2000 remain outstanding. The redemption price will be equal to all accumulated and unpaid dividends on the outstanding shares of Series D Convertible Preferred Stock and the stated value of such shares.

    Notice of redemption of the Series D Convertible Preferred Stock will be mailed to each holder of record of the shares to be redeemed by first class mail, postage prepaid at such holder's address as the same appears on our stock record books not fewer 90 or more than 120 days prior to the redemption date. The notice sent to each holder of Series D Convertible Preferred Stock will state: (1) the redemption date; (2) the place or places where certificates for such shares of Series D Convertible Preferred Stock are to be surrendered for cash; and (3) the then-current conversion ratio into shares of Common Stock. From and after the redemption date, dividends on the shares of Series D Convertible Preferred Stock will cease to accumulate or accrue, such shares will no longer be deemed to be outstanding and all rights of the holders of such shares will cease (except the right to receive the cash payable upon such redemption without interest thereon).

VOTING

    The holders of our Series D Convertible Preferred Stock will vote on an as-converted basis on all matters on which the holders of our Common Stock vote, EXCEPT THAT THE SERIES D CONVERTIBLE PREFERRED STOCK WILL NOT BE ENTITLED TO VOTE FOR MEMBERS OF OUR BOARD OF DIRECTORS.

                          DESCRIPTION OF CAPITAL STOCK

    We will, prior to the closing of the rights offering, be authorized to issue
600.0 million shares, consisting of 400.0 million shares of Common Stock, par value $0.001 per share, and 200.0 million shares of Preferred Stock, par value $0.001 per share, of which 500,000 shares have been designed as Series A Preferred Stock, 29,704,000 shares have been designated as Series B Convertible Preferred Stock, 61,230,486 shares have been designated as Series C Convertible Preferred Stock and 108,565,514 shares have been designated as Series D Convertible Preferred Stock. The following statements are brief summaries of certain provisions relating to our capital stock.

COMMON STOCK

    The holders of our Common Stock are entitled to one vote for each share held of record on all matters to be voted on by the stockholders. The holders of our Common Stock are entitled to receive ratably dividends when, as and if declared by our Board of Directors out of funds legally available for the declaration of dividends. In the event of a liquidation, dissolution or winding up of Aames Financial Corporation, the holders of our Common Stock are entitled, subject to the rights of holders of Preferred Stock that we have issued (including the Senior Preferred Stock), to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the Common Stock. The holders of our Common Stock, as such, have no conversion, preemptive or other subscription rights and there are no redemption provisions applicable to the Common Stock. We distribute periodic reports and other information, including notices of annual meetings and special meetings of our stockholders, to record holders of our Common Stock to the addresses indicated on our stock records.

PREFERRED STOCK

    GENERAL. Our Board of Directors has the authority to issue the authorized and unissued Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors; however, the consent of a majority of the holders of the Senior Preferred Stock is required in order for the Board of Directors to issue any shares of Senior Preferred Stock. Accordingly, our Board of Directors is empowered, without stockholder approval or only upon receiving the consent of a majority of the Senior Preferred Stock, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which adversely affect the voting power or other rights of the holders of the Common Stock.

    SENIOR PREFERRED STOCK. We have four designated series of Preferred Stock, Series A Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock. The 500,000 designated shares of Series A Preferred Stock have been reserved for issuance in connection with the Rights Plan (described below). There are no shares of Series A Preferred Stock outstanding. The material terms and provisions of the Series D Convertible Preferred Stock are summarized above under the heading "Description of the Series D Convertible Preferred Stock." The terms of the Series C Convertible Preferred Stock are identical to the terms of the Series D Convertible Preferred Stock, except for the stated value. The terms of the Series B Convertible Preferred Stock are identical to the terms of the Series D Convertible Preferred Stock, except for the stated value and the voting rights to elect our directors. Our Board of Directors is divided into two classes. One class of four directors are elected annually by the holders of the Series B Convertible Preferred Stock, voting as a single class. The other class of five directors are elected by the holders of our Common Stock and the Series B Convertible Preferred Stock, voting together as a single class, for staggered three-year terms. HOLDERS OF THE SERIES D CONVERTIBLE PREFERRED STOCK ARE NOT ENTITLED TO VOTE TO ELECT DIRECTORS.

ANTI-TAKEOVER PROVISIONS

    Our Certificate of Incorporation and Bylaws include a number of provisions which may have the effect of discouraging persons from pursuing non-negotiated takeover attempts. These provisions include a classified Board of Directors, the inability of stockholders to call for a special meeting of stockholders under certain circumstances without the approval of our Board of Directors and the inability of stockholders to remove directors without cause.

    Each share of our outstanding Common Stock also evidences one stock purchase right (a "Right") pursuant to the terms and conditions of a Stockholders' Rights Plan that we adopted in June 1996 (as amended, the "Rights Plan"). In general, the Rights will not be exercisable, or transferable, apart from the common stock, until the tenth day after a person or group (other than an "Exempt Person" as defined in the Rights Plan) either: (1) acquires beneficial ownership of 15% or more of the outstanding common stock; or (2) commences a tender offer or an exchange offer to acquire beneficial ownership of 15% or more of the outstanding common stock; or (3) who previously acquired 15% or more of the common stock in a transaction approved by our Board of Directors increases its ownership of common stock by more than 1%; or (4) files a registration statement with the SEC with respect to an exchange offer to acquire 15% or more of the common stock; or (5) who beneficially owns 10% or more of the outstanding common stock is declared an "Adverse Person" by the Board of Directors.

    Following a triggering event described above, each Right will be converted into a right to purchase from the Company, for the exercise price (as defined in the Rights Plan), that number of one one-hundredth (1/100th) of a share of our Series A Preferred Stock (or, in certain circumstances, common stock, cash, property or other of our securities) having a market value of twice the exercise price. Further, if after the Rights become exercisable, Aames Financial Corporation or a majority of its assets or earning power is acquired by merger, consolidation, transfer, sale or otherwise, each Right will be converted into the right to purchase that number of shares of Common Stock of the surviving entity or (in certain circumstances) its parent corporation, having a market value of twice the exercise price. In general, no Adverse Person, nor the person or group whose purchase transaction or tender or exchange offer triggers the exercisability of the Rights, nor any of that person's or group's transferees, may exercise Rights held by them. Each Right, at the option of the holder of the Right, also may be exercised without the payment of cash. In such case, the Right's holder will receive securities having a value equal to the difference between the value of the securities that would have been issuable upon payment of the exercise price and the exercise price. At any time prior to the tenth day following a triggering event described in (1) through (5) of the prior paragraph, the Board of Directors may redeem all outstanding Rights at a price of $0.001 per Right, and may amend the Rights Agreement and the Rights in any and all respects. The Rights will expire on the earlier of the date of their redemption or June 20, 2006.

    On December 23, 1998, we amended the Rights Plan to provide that Capital Z and its affiliates and associates are Exempt Persons under the Rights Plan.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    Because we are a Delaware corporation, Delaware law may have an effect on your rights as a stockholder. In particular, Section 203 of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an "interested stockholder." An interested stockholder is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder. The term "business combination" is broadly defined to include mergers, consolidations, sales or other dispositions of assets having a total value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation.

    This prohibition is generally effective unless:

    - Either business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation's board of directors prior to the time the interested stockholder becomes an interested stockholder;

    - The interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it becomes an interested stockholder; or

    - The business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

    For purposes of Section 203, our Board of Directors has approved of Capital Z's acquisition of Senior Preferred Stock in the Capital Z Financing and pursuant to the Standby Commitment. Because of this approval, we may engage in the future in any "business combination" with Capital Z.

TRANSFER AGENT

    The Company's transfer agent and registrar for its common stock is ChaseMellon Shareholder Services L.L.C.

                        FEDERAL INCOME TAX CONSEQUENCES

    The following is a summary of the material United States federal income tax matters that you should consider with respect to the subscription rights. This summary describes provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations under the Code, judicial authority and administrative rulings and practice. This summary only speaks as of the date of this prospectus, and any such authority could change, possibly with retroactive effect.

    Moreover, this summary does not discuss all aspects of federal income taxation that may be relevant to you, especially if you are subject to special treatment under the federal income tax laws. For example, if you are a bank, dealer in securities, life insurance company, tax-exempt organization or foreign taxpayer, this discussion may not cover all relevant tax issues. Also we have not discussed applicable tax consequences if you hold our common stock as part of a hedging, straddle, constructive sale, conversion or other risk reduction transaction. This summary also does not address any aspect of state, local or foreign tax laws.

    This summary is only applicable to you if you hold Common Stock and/or will hold the subscription rights and any shares of Series D Convertible Preferred Stock you acquire upon the exercise of subscription rights, as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE RIGHTS OFFERING TO YOU.

ISSUANCE OF THE SUBSCRIPTION RIGHTS

    If you hold Common Stock on the record date for the rights offering, in the opinion of counsel, the receipt of the subscription rights will be taxable to you to the extent described below.

    Upon the receipt of subscription rights, you will recognize a dividend, taxable as ordinary income, in an amount equal to the fair market value of the subscription rights received, but only to the extent of our current and accumulated earnings and profits. To the extent the fair market value of the subscription rights exceeds our current and accumulated earnings and profits, such excess will be treated first as a nontaxable recovery of adjusted tax basis in the Common Stock with respect to which the subscription rights were distributed and then as gain from the sale or exchange of the Common Stock. Your tax basis in a subscription right received will equal the fair market value of the subscription right as of the date of distribution of the subscription right. Your holding period in the subscription rights will begin on the day following the date of distribution of the subscription rights.

EXPIRATION OF THE SUBSCRIPTION RIGHTS

    If you allow your subscription rights to expire unexercised, you will recognize a loss equal to your tax basis in those subscription rights. Any loss you recognize on the expiration of your subscription rights will be a capital loss if the Series D Convertible Preferred Stock obtainable by you after the exercise of the subscription rights would be a capital asset. The deductability of capital losses is subject to limitations.

EXERCISE OF THE SUBSCRIPTION RIGHTS; BASIS AND HOLDING PERIOD OF ACQUIRED SHARES

    You will not recognize any gain or loss upon the exercise of your subscription rights. Your basis in each share of Series D Convertible Preferred Stock you acquire through exercise of your subscription rights will equal the sum of the subscription price you paid to exercise your subscription rights and your basis, if any, in the subscription rights. Your holding period for the Series D Convertible Preferred Stock you acquire through exercise of your subscription rights will begin on the date you exercise your subscription rights.

CONVERSION OF SERIES D CONVERTIBLE PREFERRED STOCK

    You generally will not recognize gain or loss on the conversion of Series D Convertible Preferred Stock solely for shares of Common Stock. Shares of Common Stock that you receive through a conversion will have a tax basis equal to the tax basis in the Series D Convertible Preferred Stock converted therefor (less any basis allocable to a fractional share interest for which cash was received), and the holding period of the Common Stock will include the holding period of the Series D Convertible Preferred Stock converted therefor.

DISTRIBUTIONS

    You will recognize ordinary dividend income upon the receipt of a distribution on your Series D Convertible Preferred Stock to the extent of our current and accumulated earnings and profits. Dividends deemed to have been paid out of our current and accumulated earnings and profits will be eligible for the 70 percent dividends received deduction allowable to corporate holders under
Section 243 of the Code, subject to certain holding period requirements and limitation regarding debt-financed portfolio stock. If you are a corporate holder, you will be required to reduce your basis in your Series D Convertible Preferred Stock (but not below zero) in the event any dividends on the Series D Convertible Preferred Stock constitute "extraordinary dividends," as defined in
Section 1059 of the Code, if you have not held your Series D Convertible Preferred Stock for more than two years at the time of such extraordinary dividend. A distribution in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital to the extent of your adjusted tax basis in your Series D Convertible Preferred Stock, and thereafter will constitute capital gain. Although the applicable law is unclear, the Internal Revenue Service could assert that the cumulation of an unpaid dividend constitutes an increase in the redemption price of the Series D Convertible Preferred Stock, and resulting in a deemed distribution to you at the time of such cumulation.

ADJUSTMENT OF CONVERSION RATIO

    The Treasury regulations promulgated under Section 305(c) of the Code provide that although a conversion ratio adjustment generally would not be treated as a constructive distribution, certain conversion ratio adjustments could result in a constructive distribution. An adjustment to the conversion ratio of the Series D Convertible Preferred Stock resulting from (i) the issuance of capital stock as a dividend or distribution on the Common Stock,
(ii) the subdivision, reclassification or combination of the Common Stock, or
(iii) the issuance to all holders of Common Stock rights entitling them to subscribe for or purchase Common Stock (or securities convertible into or exchangeable for

Common Stock) at less than current market price would not be treated as a constructive distribution on the Series D Convertible Preferred Stock and would not be taxable as a dividend to you. However, an adjustment to the conversion ratio of the Series D Convertible Preferred Stock resulting from a taxable distribution to all holders of Common Stock of evidences of indebtedness or of our assets would be treated as a constructive distribution on the Series D Convertible Preferred Stock and would be taxable as a dividend to you to the extent of our current and accumulated earnings and profits. We do not presently plan to make a taxable distribution which would result in a constructive distribution on the Series D Convertible Preferred Stock.

SALE OR EXCHANGE OF SERIES D CONVERTIBLE PREFERRED STOCK

    If you sell or exchange shares of Series D Convertible Preferred Stock, you generally will recognize gain or loss on the transaction. The gain or loss you recognize will be equal to the difference between the amount you realize on the transaction and your basis in your shares you sold. Such gain or loss will be capital gain or loss so long as you held the shares as a capital asset at the time of the sale or exchange. Gain or loss from a capital asset held for more than one year will be taxable as long term capital gain or loss. If you recognize any such long term capital gain, the Internal Revenue Service will tax such gain at a maximum rate of 20%. The deductibility of capital losses is subject to limitations.


FEDERAL INCOME TAX CONSEQUENCES TO THE COMPANY



    The Company will not recognize any income, gain, or loss as a result either of the subscription rights offering, the exercise of subscription rights by you, or upon the conversion of Series D Convertible Preferred Stock received upon the exercise of subscription rights.


INFORMATION REPORTING AND BACKUP WITHHOLDING

    Under the backup withholding rules of the Code, you may be subject to 31% backup withholding with respect to payments made pursuant to the rights offering. You will not be subject to backup withholding if you:

    - Are a corporation or fall within certain other exempt categories and, when required, demonstrate that fact; or

    - Provide a correct taxpayer identification number and certify under penalty of perjury that your taxpayer identification number is correct and that you are not subject to backup withholding because you previously failed to report all dividends and interest income.

    Any amount withheld under these rules will be credited against your federal income tax liability. We may require you to establish your exemption from backup withholding or make other arrangements with respect to the payment of backup withholding.

    THIS SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS REGARDING THE CONSEQUENCES OF THE RIGHTS OFFERING TO YOUR PARTICULAR TAX SITUATION, INCLUDING STATE AND LOCAL INCOME AND OTHER TAX LAWS.

                              PLAN OF DISTRIBUTION

    We are making this rights offering directly to you, the holders of our Common Stock. We will pay the fees and expenses of ChaseMellon Shareholder Services L.L.C. as subscription agent, and we have also agreed to indemnify the subscription agent from any liability that it may incur in connection with the rights offering, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    Mayer, Brown & Platt has rendered to us a legal opinion as to the validity of the subscription rights, the Series D Convertible Preferred Stock and the underlying Common Stock covered by this prospectus.

                                    EXPERTS

    Ernst & Young LLP, Independent Auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the years ended June 30, 2000 and 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

    PricewaterhouseCoopers LLP ("PWC") audited our consolidated financial statements as of June 30, 1998. We incorporate by reference those financial statements in this prospectus with the permission of PWC and rely on PWC's reports given upon their authority as experts in accounting and auditing.

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
    NO DEALER, SALESMAN OR OTHER PERSON IS AUTHORIZED TO GIVE ORAL OR WRITTEN INFORMATION ABOUT THIS OFFERING THAT IS NOT INCLUDED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY AAMES FINANCIAL CORPORATION. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, SERIES D CONVERTIBLE PREFERRED STOCK IN ANY JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF AAMES FINANCIAL CORPORATION SINCE THE DATE OF THIS PROSPECTUS.

                              --------------------

                          AAMES FINANCIAL CORPORATION

                                   PROSPECTUS

                      SERIES D CONVERTIBLE PREFERRED STOCK

                             [         ] [  ], 2001

                              --------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The estimated expenses in connection with the offering are as follows:


                                                                AMOUNT
                                                              -----------
Registration Fee Under Securities Act of 1933...............  $ 15,263.79(1)
Legal Fees and Expenses.....................................  $200,000.00
Subscription Agent Fee......................................  $150,000.00
Accounting Fees and Expenses................................  $ 75,000.00
Miscellaneous Expenses......................................  $175,000.00
                                                              -----------
TOTAL.......................................................  $615,263.79
                                                              ===========


------------------------

(1) The Registrant previously anticipated a larger offering and calculated, and paid, the registration fee based on the larger offering.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company has adopted provisions in its Certificate of Incorporation which limit the liability of directors. As permitted by applicable provisions of the Delaware General Corporation law (the "Delaware Law"), directors will not be liable to the Company for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. Such limitation does not affect liability for any breach of a director's duty to the Company or its stockholders (i) with respect to approval by the director of any transaction from which he derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that he believes to be contrary to the best interests of the Company or its stockholders, that involve intentional misconduct or knowing and culpable violation of law, that constitute an unexcused pattern of inattention that amounts to an abdication of his duty to the Company or its stockholders, or that show a reckless disregard for his duty to the Company or its stockholders in circumstances in which he was or should have been aware, in the ordinary course of performing his duties, of a risk of serious injury to the Company or its stockholders, or (iii) based on transactions between the Company and its directors or other corporations with interrelated directors or on improper distributions, loans or guarantees under applicable sections of the Delaware Law. Such limitation of liability also does not affect the availability of equitable remedies such as injunctive relief or rescission. The Company's Bylaws provide that the Company must indemnify its directors and officers to the full extent permitted by the Delaware Law, including circumstances in which indemnification is otherwise discretionary under the Delaware Law, and the Company has entered into indemnification agreements (the "Indemnification Agreements") with its directors providing such indemnity. The Indemnification Agreements constitute binding agreements between the Company and each of the other parties thereto, thus preventing the Company from modifying its indemnification policy in a way that is adverse to any person who is a party to an Indemnification Agreement.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the above statutory provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16. EXHIBITS

    See the Exhibit Index of this Registration Statement.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

    (2) That, for the purpose of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of the appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on June 28, 2001.


                                                       AAMES FINANCIAL CORPORATION
                                                       (Registrant)

                                                       By:  /s/ JOHN F. MADDEN, JR
                                                            -----------------------------------------
                                                            John F. Madden, Jr
                                                            SENIOR VICE PRESIDENT,
                                                            GENERAL COUNSEL AND SECRETARY

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John F. Madden, Jr. and Ralph W. Flick or any one of them, his attorney-in-fact and agent, with full power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement on Form S-3, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or their substitutes, may do or cause to be done by virtue hereof.


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----
                          *
     -------------------------------------------       Chief Executive Officer and       June 28, 2001
                   A. Jay Meyerson                       Director

             /s/ RONALD J. NICOLAS, JR.                Chief Financial Officer
     -------------------------------------------         (Principal Financial and        June 28, 2001
               Ronald J. Nicolas, Jr.                    Accounting Officer)

                          *
     -------------------------------------------       Chairman of the Board and         June 28, 2001
                   Mani A. Sadeghi                       Director

                /s/ JENNE K. BRITELL
     -------------------------------------------       Director                          June 28, 2001
                  Jenne K. Britell

                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----
                /s/ DAVID H. ELLIOTT
     -------------------------------------------                                         June 28, 2001
                  David H. Elliott

                /s/ DANIEL C. LIEBER
     -------------------------------------------                                         June 28, 2001
                  Daniel C. Lieber

                          *
     -------------------------------------------       Director                          June 28, 2001
                    Eric C. Rahe

                          *
     -------------------------------------------       Director                          June 28, 2001
                   Robert A. Spass

                 /s/ JOSEPH R. TOMEI
     -------------------------------------------       Director                          June 28, 2001
                   Joseph R. Tomei

                 /s/ STEPHEN E. WALL
     -------------------------------------------       Director                          June 28, 2001
                   Stephen E. Wall


*By:                 /s/ JOHN F. MADDEN, JR.
             --------------------------------------
                       John F. Madden, Jr.
                        ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


         NO.            ITEM
---------------------   ----
         3.1            Certificate of the Voting Powers, Designations, Preferences
                          and Relative, Participating, Optional or Other Special
                          Rights, and Qualifications, Limitations or Restrictions
                          Thereof, of Series D Convertible Preferred Stock of the
                          Registrant, as filed with the Secretary of State of the
                          State of Delaware on February 10, 1999 (1)

         4.1            Form of Specimen Certificate for Rights of the
                          Registrant (2)

         5.1            Opinion of Counsel Regarding Legality (3)

         8.1            Opinion of Counsel Regarding Tax Matters

        12              Statement of the Ratio of Combined Fixed Charges and
                          Preference Dividends to Earnings

        23.1            Consent of PricewaterhouseCoopers LLP

        23.2            Consent of Counsel (included in Exhibits 5.1 and 8.1)

        23.3            Consent of Ernst & Young LLP, Independent Auditors

        24.1            Power of Attorney (included on signature page)

        99.1            Form of Instructions to Stockholders as to use of
                          Subscription Rights (2)

        99.2            Form of Notice of Guaranteed Delivery for Subscription
                          Rights and Important Tax Information (2)

        99.3            Form of Letter to Stockholders who are record holders (2)

        99.4            Form of Letter to Stockholders who are beneficial
                          holders (2)

        99.5            Form of Subscription Agent Agreement by and between Aames
                          Financial Corporation and Chase Mellon Shareholder
                          Services LLC. (2)


------------------------

(1) Incorporated herein by reference to Exhibit 3.1 of the Registrant's Annual Report on Form 10-K, filed with the Commission on September 28, 2000.

(2) To be filed by amendment.


(3) Previously filed.